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File No. 82-34972

PA Consulting Group

reaching new heights

PA Holdings Limited **Report and Accounts 2006**



At PA Consulting Group, we **transform** the performance of organisations.

We put together teams from many disciplines and backgrounds to tackle the most complex problems facing our clients, working with leaders and their staff to turn around organisations in the private and public sectors. Clients call on us when they want:

an **innovative** solution: counter-intuitive thinking and groundbreaking solutions

a highly **responsive** approach: we listen, and then we act decisively and quickly

delivery of hard results: we get the job done, often trouble-shooting where previous initiatives have failed.

We are an independent, employee-owned, global firm of 3,000 talented individuals, operating from offices across the world, in Europe, North America, Latin America, Asia, and Oceania. We have won numerous awards for delivering complex and highly innovative assignments, run one of the most successful venture programmes in our industry, have technology development capability that few firms can match, deep expertise across key industries and government, and a unique breadth of skills from strategy to IT to HR to applied technology.

• defence • energy • financial services • government and public services
• international development • life sciences and healthcare • manufacturing
• postal services • retail • telecommunications • transportation

---

• strategic management • innovation and technology • IT • operational improvement
• human resources • complex programme delivery

Delivering business transformation

Contents



Our highlights

A record year

14%
Consulting fee income up 14% at over £361 million

16%
Group turnover up

36%
Growth in Group operating profit

9%
Consulting headcount up

Strong growth outside the UK and in the private sector, creating a more balanced PA

Strong growth in the US, Sweden, Norway, Denmark and the Netherlands

Company Secretary

Kully Janjuah

Advisers

Auditors	Ernst & Young LLP 1 More London Place, London SE1 2AF
Bankers	HSBC Bank plc West End CBC, 69 Pall Mall, London, SW1Y 5EY
Solicitors	Speechly Bircham 6 Andrew Street, London EC4A 3LX
Company Number	2235016

Our board

Welcome to PA Consulting Group



The present directors of the Company from left to right are

Dr Matt Ridley	Non-Executive Director
Prof Victor Halberstadt	Non-Executive Director
Lady Barbara Thomas Judge	Non-Executive Director
Jon Moynihan OBE	Executive Chairman
Bruce Tindale	Chief Executive Officer
Andrew Hooke	Chief Operating Officer
Martin Stapleton	Head of PA Ventures
Alan Middleton	Director
Ian Murray	Director
Patrick Kelly	Director



Our performance and ambitions

The views of PA's Executive Chairman and CEO

Jon Moynihan OBE
Executive Chairman

In 2006, PA progressed further in our mission of continuously improving our people, our work for clients and our results, on our way to becoming the best consulting firm in the world. We also further developed our strategy of turning PA into 'More Than Consulting': our ventures and other investments yielded significant returns for our shareholders in 2006, and major new investments were made in further new ventures. During a time when a number of competitors have floundered or fallen by the wayside, PA continues to flourish and prosper, primarily because of our relentless focus on doing great work for our clients, coupled with a structure that makes us, we believe, the best-managed consulting firm, one that is owned by our employees and is not tied to any solution but those that are best for our clients.



Our year-end share price of £6.38 represents an increase of 28% over the previous year, the rise coming from a combination of terrific consulting results with gains from several deals of various sorts that saw fruit in 2006. Taking account of dividends paid, total shareholder return since 1992, when the price was 10p, is some 7,860% – that is an almost 80-fold increase in share price. As this implies, and the chart on page 31 of this *Annual Report* shows, PA shares have significantly outperformed the world's major share indices over that period. At the end of the year, PA's available cash reserves reached some £250 million. And, perhaps most important of all, we reached our lowest-ever level of staff attrition since we began keeping records on this measure, 15 years ago.

Developing groundbreaking ventures

In 2006, we also continued to drive our ventures programme forward. The ventures programme was established in the late 1990s and has a good track record of incubating new businesses that exploit our intellectual capital, technology and know-how. To date the programme has created award-winning and job-creating new businesses, two of which, UbiNetics (wireless communications) and Meridica (drug delivery devices and products), were divested for a total realisation of over $250 million. Our performance was recognised by the business community when UbiNetics was handed the 'Venture Capital Deal of the Year' award at the 2006 Private Equity Awards. Last year also saw us making continued investment in our ventures programme, with further growth of our pharmaceutical identification venture, Aegate, and the start-up of two new ventures – ProcServe (e-procurement solutions and services) and Aditon (personalised advertising to mobile phones). There is more on these companies in the later ventures section in this report.

Our ventures programme plays to the heart of PA's core competence – which is deep expertise coupled with the ability to 'make it happen'. In starting up our ventures, and making them very successful, we are offering a practical demonstration to our clients that they can rely on us for forward-looking, innovative thinking, and delivery that works in the real world.



Strengthening our governance and leadership team

We continue to build our governance and leadership team. There were a number of changes to the PA Holdings Board in 2006. Ian Murray, one of our most senior group heads, and a major contributor to PA's success, has been appointed to the Board. Martin Stapleton has joined PA as Head of PA Ventures. He will lead and manage our ventures programme as it enters a new phase of aggressive investment and growth, drawing on his extensive experience in venture capital, as well as operational experience with start-ups and roll-ups. Martin joins PA's Board as executive director.

These key appointments come with the departure of Michael O'Higgins, who resigned as an executive director prior to leaving PA after ten years of service, to take up the position of Chairman of the UK's Audit Commission. Peter Tobin also retired from the Board at the end of 2006 after serving as a non-executive director for more than six years. Our thanks go to Michael and Peter for their great contributions to PA over the years.

Continuing to expand geographically

Our geographic growth around the world continues. We remained the acknowledged number one consulting firm in Denmark. In the rest of Scandinavia, we continue to grow and solidify our reputation. We are gaining a great reputation in the Netherlands and Germany, and are seeing considerable growth in work in both of these countries. We have solidified our position in the US with major gains in revenues and profits during 2006, and will continue to grow our capabilities there.

2007: a further challenge

As we enter into 2007, we look forward to another great year, with our largest-ever stock of work in place, and our largest-ever pipeline of proposals for further work that we hope to sell to clients. Since the end of the dot-com boom, at the beginning of this decade, the consulting field has been a challenging one, with clients only using those firms that can genuinely offer transformative help. PA has risen to this challenge in the '00s, and will continue to do so as we continually seek to raise our game and exceed ever-rising levels of client expectations. All of this success is due only to PA's great people, who I salute and thank for their great efforts, energy, commitment and talent.

Jon Moynihan

Jon Moynihan
Executive Chairman



17%

Consulting bonusable profit of £104.9 million represents a 17% growth over 2005

9%

Consulting headcount rose by 9% while at the same time utilisation increased

£60m

Over £60 million has been set aside for 2006 bonus to reward our people for their efforts



Bruce Tindale
Chief Executive Officer

I am very proud of PA Consulting Group's performance in 2006. The fact that it was PA's most *successful year* on record is testament to the dedication and commitment of our 3,000 staff. Together we have delivered performance levels that take our firm to new heights, with 2006 a record year for our consulting business.

- Consulting fee income of £361.8 million rose by 14%, while statutory total turnover – including the value of pass-through material costs – rose by 15%
- Consulting bonusable profit of £104.9 million represents a 17% growth over 2005
- Consulting headcount rose by 9% while at the same time utilisation increased
- Over £60 million has been set aside for 2006 bonus to reward our people for their efforts
- Our strategy of broadening PA's geographic footprint – and our work in the private sector – has borne fruit, creating a more balanced PA. Consulting profit from outside the UK has grown from 12% of the total in 2005 to 25% in 2006, particularly through healthy growth in the US, Sweden, Norway, Denmark and the Netherlands. The proportion of revenues coming from our private-sector clients has risen from 46% to 54% in 2006.

My thanks to all our people for helping PA reach new heights in 2006.



This significant success is founded on the quality of our client work, the successful implementation of our business strategy and the talents of our people.

Quality client work:

we succeed when our clients succeed

In 2006, we have helped our clients deliver significant transformational change. Later in this *Annual Report* we profile some of the groundbreaking assignments that we have worked on. In all our client assignments we work with one aim in mind: to build trusted relationships and deliver value. And this dedication to trust and value delivery has been recognised by others – in 2006, PA once again dominated the annual Management Consultancies Association awards. At these awards, recently dubbed the 'Oscars' of the consulting industry by the *Financial Times*, we walked away with the overall top prize. This is the fourth time we have taken the top prize and we also, again, won the lion's share of awards.

Business strategy:

deep expertise and a broad global footprint

One of the key elements of our business strategy has been to strengthen the sector dimension of our business and to extend our global footprint. In 2006, we saw further evidence that this strategy is bearing fruit. Developing further our industry expertise gives us a deep understanding of our clients' needs, and we have enjoyed a strong performance in our key areas of expertise: government, defence and security, financial services, energy, manufacturing, health, telecommunications, retail and transport. Geographically, we have seen strong profit growth outside of the UK market, our traditional area of strength; in particular, in our operations in the US, Denmark, Sweden, Norway and the Netherlands. We are also making great strides in the development of our Indian operation. Our India capability allows us to offer lower blended rates to our clients across our business: with higher speed of delivery and exceptional quality.

Consulting fee income of £361.8 million rose by 14%, while statutory total turnover – including the value of pass-through material costs – rose by 15%

People:
first-choice employer for the best people

At PA our strategy is to maximise the potential of all our people by empowering and motivating the best teams to deliver world-beating projects for our clients. This culture is proving an attractive one in the marketplace for consulting talent. In 2006, we recruited strongly across the PA world, with over 660 people joining our firm. While headcount grew, so did revenue and profitability. This represents a significant achievement – maintaining profitability while at the same time investing in a long-term growth strategy. We also continue to attract high-calibre people to PA. General Sir Mike Jackson, former Chief of the General Staff, has joined our firm as Chair of PA's Defence Advisory Board, following his recent retirement from the British Army.

At the same time, as more people joined the firm, we also saw retention of our existing professional staff improve by five percentage points.
This vindicated our strategy of making the PA work environment one of the best in the business. In 2006, a significant majority of our people used the annual staff survey to tell us what they thought of working at PA, and perceptions have improved since last year. The survey told us that our people enjoy working for PA, have challenging work and are treated with respect by their colleagues and line managers.

The 'Our people' section of this *Annual Report* provides further news on developments in 2006. We achieved significant progress in this area last year, but we are not resting on our laurels, and will look to maximise our people's potential even further in 2007. We will be looking at our reward structure, our values, our recruitment 'brand', our commercial performance and how we can empower and motivate our people to deliver ever more client value.

Bright horizons:
looking forward to 2007

We reached new heights in 2006, but our aspirations for the future remain high. We will continue strengthening our sector capabilities and insights so that we are able to offer our clients tailored and innovative solutions. We will nurture our existing client relationships through disciplined account management. We will maintain our strong focus on our core geographies while exploring areas for growth potential, such as India, mainland China and the Gulf countries. All in all, 2007 promises to be an exciting one for PA, as we maintain momentum and aim for even greater success.

Bruce Tindale
Chief Executive Officer



Our clients

Helping our clients reach new heights

At PA Consulting Group we pride ourselves on providing the highest standards of consulting support, working shoulder to shoulder with our clients to help them transform their businesses. We have built strong relationships with clients across the private and public sectors, helping deliver significant and measurable value to a wide variety of organisations.

"PA's triumph . . . mission improbable"

Financial Times

> "UEDC . . .stands out as a beacon of what fearless, dedicated leadership can do to turn around even the most delinquent organisation. The company is financially and technically sustainable, operates within a western-style management structure and has been successfully groomed for privatisation . . .PA Consulting is now enjoying the plaudits of the profession. MCA Management's gold and platinum awards are like Oscars in the . . .consultancy business."
>
> *Financial Times, 20 November 2006*

PA's determined focus on value delivery has once again been recognised by the wider industry. In 2006, we enjoyed yet more success at the Management Consultancies Association awards, which the *Financial Times* recently described as the 'Oscars' of the consulting industry. At these awards – which are judged by an independent panel of senior businesspeople and experts, and for which more than 100 entries were received in total – PA won six of the 19 top prizes, including the overall top prize. That outstanding performance makes 2006 our most successful year ever. In the eight years that PA has entered the annual awards, we have received an astonishing 32% of all the top prizes. This includes winning the overall top prize on four occasions, as well as securing 16 'category' winners. No other firm comes even close to matching this record.

The overall prize was given for our work with the United Energy Distribution Company (UEDC) of the Republic of Georgia. PA helped turn round this poor-performing organisation in two years, working in very difficult circumstances. Our work with the utility has helped improve Georgia's economy, providing better access to electricity and raising living standards, especially in the poorer regions of the country. Our work was profiled in a major full-page article in the *Financial Times* under the headline 'PA's triumph . . .mission improbable'.

Helping our clients transform their businesses

In 2006, we helped our clients deliver significant change and tangible value, working on critical projects across our key areas of expertise, including defence and security, energy, financial services, government, health and manufacturing.



US Department of Defense,
F-35 Joint Strike Fighter programme

The challenge
Helping the Joint Strike Fighter programme office with the challenge of running the largest defence contract ever awarded (over $250 billion, including production). The Joint Strike Fighter is a new stealth fighter aircraft for multiple US services and eight other nations. Adding to the challenge, three distinct variants are being developed, including a vertical take-off version.

The approach
PA's team is working closely with a network of over 75 key managers in several different organisations to analyse and advise on trends, risks and mitigation/improvement options at the overall programme level. We have developed a customised programme-wide simulation model that is used to quantify and assess programme management issues, building from prior work on over 100 large programmes.

Alexandria Water Company, Egypt:
developing a leading utility through a unique approach to corporatisation

The challenge
To improve utility governance and prepare the client to operate as a commercially viable company.

The approach
A unique approach to corporatisation that delivered and embedded a culture of continuous improvement, improved utility governance and achieved buy-in for corporatisation, and improved our client's financial performance. Executives and staff can now manage the utility as a profit-making business, not as a government institution.



Gjensidige: developing a market strategy across Norway, Denmark, Sweden and the Baltic states

The challenge

Helping Gjensidige, Norway's leading insurance company, align its insurance offerings with customer needs in many different markets, including Norway, Denmark, Sweden and the Baltic states, building a detailed and overall understanding of these significantly different market environments.

The approach

Over a period of 18 months, PA ran a series of customer preference modelling projects, analysing customer preferences, segments and market perceptions. By developing market simulations, we enabled Gjensidige to test different insurance concepts. Analysis was delivered at a local level as well as a strategic overview for the company's management group. Major changes were made to market channels and branding as a result of the work.

Metropolitan Police Service: delivering a public-safety outsourcing programme for the UK's largest police force

The challenge

Helping the Metropolitan Police Service who faced the impending expiry of outsourced contracts in four major service areas, poor value for money from some contracts, heightened demands on the front line from new terrorist threats and the need to improve service quality through competition.

The approach

PA helped deliver a successful outsourced services programme for second-generation contracts worth well over £1 billion for four major services. The Metropolitan Police Service can confidently look forward to reliability, accountability and innovation from its new service providers, while enjoying savings of at least £80 million over seven years, which can be invested in improving public safety.



Ethicon Endo-Surgery:
developing a novel colonoscope for this leading medical device company

The challenge
To develop a complex new medical device, minimising risk to the programme and delivering to an ambitious timescale.

The approach
The device was developed from initial concept to clinical trial units in just 12 months. The device was smaller, lighter and more flexible than existing scopes and used a guide wire to facilitate navigation through the colon. Risk to the programme was minimised through early prototype testing and regular design reviews. According to published conclusions of the phase one study, the device is "successful in over 90% of patients with previous failure of complete colonoscopy".

Twinings: restructuring the
global supply chain

The challenge
Helping to develop and implement a process strategy for major review of global supply chain operations and new manufacturing strategy.

The approach
Modelling options to identify the preferred strategy, defining a detailed programme plan and the change management framework, and implementing a strong programme governance structure.





Our innovations

The PA ventures programme

PA Consulting Group's ventures programme is innovation in action. We invest our own seed capital in businesses that harness our intellectual capital, technology and know-how. These venture companies provide opportunities for our people. They are also evidence of our determination to channel our marketplace success directly back into building an even better offering for our clients, staff and shareholders. We continue to set the standard in venture success for the consulting industry.



The sale last year of our wireless communications venture company, UbiNetics, won the coveted 'Venture Capital Deal of the Year' award at the 2006 Private Equity Awards. The prize was awarded to PA and our co-investor, the venture capital firm 3i, for the sale of UbiNetics in two separate transactions, totalling $132.5 million. UbiNetics was founded by PA in 1999 and PA grew the company from just 16 employees at its formation to over 400 employees and a £24 million turnover prior to the disposal, achieving world leadership in various facets of cellular technology.

3i's investment in UbiNetics in 2004 was part of an ongoing collaboration with PA, and PA remained the largest shareholder in UbiNetics up to the time of the sale. This was an exceptional achievement for our ventures programme, and we continue to look to build on this success with further investment in pioneering new ventures.

aegate

We continue to build Aegate, the venture set up to combat pharmaceutical fraud through the authentication of medicines. Aegate provides a distinct patient safety communications network between pharmacists, professional bodies and pharmaceutical companies. At the point of dispensing, the Aegate system provides real-time product authentication as well as displaying to the pharmacist any relevant product safety information on the specific pack. This facility enables pharmaceutical companies to ensure that their brands are well protected, so increasing confidence in patient safety significantly.

Aegate has successfully launched in Belgium and the system is now scanning medicines on a daily basis in the country's pharmacies. We are now planning to launch the Aegate service in several other European markets during 2007.

www.aegate.com



ProcServe

ProcServe was created as a venture business during 2006. ProcServe has been established to provide clients with a suite of technical solutions and professional services that enables them to transform their procurement functions through secure, flexible and fast connectivity across multiple buyer and supplier systems. ProcServe allows customers to leverage their existing sourcing and procurement systems more efficiently and effectively, reduces the time and costs of implementing new sourcing and procurement software or upgrades, improves the accuracy of and access to procurement-related information, and enables them to transact and exchange data quickly and securely inside and outside their enterprise. This fundamental transformation allows organisations to realise substantial buying efficiencies and ultimately see significant cost savings.

The key technologies and services provided by ProcServe are already being used in the United Kingdom and will be offered on a global level during 2007. One of ProcServe's flagship projects is the world-leading UK Zanzibar project – the revolutionary national e-marketplace solution for the UK public sector.

www.procserve.com

aditon

Aditon is based on an idea developed by PA's Wireless Technology Group and was launched as a venture start-up in 2006.

It is a mobile advertising application service provider, offering operators, advertisers and mobile content owners, new revenue streams and channels to market.

Aditon's offering makes use of the mobile phone's screen when it is not otherwise in use (usually referred to as the 'idle screen') and will engage with consumers to allow them to personalise the stream of content that will be displayed on their phone.

www.aditon.com





Our people

Attracting and nurturing top talent

We take pride in our people, and believe our consultants are some of the most talented and passionate people in the business. Although we have a diverse range of people, PA Consulting Group's consultants are characterised by common principles: their drive, their unrelenting determination in the face of complexity, and their commitment to work shoulder to shoulder with clients to make a difference.



Our clients themselves describe our approach and our people as highly professional, dedicated, independent-minded and sympathetic:

"After PA Consulting took over, working conditions improved, salaries increased and social welfare issues were addressed. The Labour Union expresses sincere gratitude for the professionalism and personal dedication of every member of PA's management team."
Georgian Labour Union, United Energy Distribution Company of Georgia, Republic of Georgia

"PA has brought professionalism and commitment to the project . . .above all, their independence and excellent reputation has meant the results we have produced have been accepted as fact, allowing rapid progression to the next stage of national roll-out."
Chief Constable Frank Whiteley, Head of Automatic Number Plate Recognition, for the Association of Chief Police Officers

"PA . . .were sympathetic to our needs and respected our knowledge of our business – they didn't come in with the attitude that they knew all the answers."
IT Manager, Severn Trent Water

We are determined to attract more people of high quality to our firm. Just attracting them to PA is of course not enough. High-calibre people look for reassurance about their professional development, and take a close interest in the integrity and ethics of their company. To continually improve the environment in which our people work, we have continued to look closely at the 'social' side of our business, making key progress in 2006 on diversity, speaking up about concerns, leadership ethics and giving back to society.



Diversity

At PA we embrace diversity and encourage people to maximise their potential, free from prejudice and discrimination. Since 2005, we have been implementing a diversity programme focusing on the diversity of our people, our working arrangements and style of working. Diversity is critical to our success in making available to us the widest talent pool, retaining our best performers and delivering great work to our clients. We made further good progress in 2006. We have focused on driving real culture change across our business: creating a firm-wide network of diversity champions, spreading good practice, engaging our clients on the issue and embedding diversity into our training.

Speaking up

'Speaking up' is about raising PA's performance through everyone feeling empowered to praise good behaviour and address any instances of poor behaviour. We recognise difficulties that can be created for individuals by others' poor behaviour, and encourage staff across PA to speak up knowing that they will be heard and supported. We have established and publicised various different ways our people can speak up about concerns, emphasising that these can range from speaking directly to the individual concerned or to their line manager, all the way through to raising concerns anonymously. In 2006, we have launched a range of new processes to enable people to be heard, including confidential feedback forms and confidential phone lines for when any of our people feel that normal feedback channels are not working.

Leadership ethics

PA is recognised by its clients and its people as a firm that operates at the highest standards of conduct. However, this reputation has to be re-earned every day and we continue to place a strong emphasis on leadership ethics. We are building a collective recognition in all of our senior staff that their behaviour can have a major influence on the motivation and performance of others, and we are asking them to continuously evaluate their own performance in this crucial area. To make this happen, we have been equipping our senior staff with the self-analytical skills they need, as well as a values-based code of practice.
We continue to look to our senior consultants to lead by example, support and develop others, dedicate time to championing PA to the outside world and conduct themselves in an open and generous manner.



Giving back and volunteering

PA's 'giving back and volunteering' programme enables us to give back more to the communities in which we operate, and it has become an initiative that is valued highly not only by our people but also the wider community. People from both our consulting and business support teams across a range of business areas, staff grades and countries have been involved with the initiative. PA is now working on a voluntary basis with over 30 charities globally and enjoys a strong reputation in the charitable and voluntary sector with many organisations now approaching us for support. Results so far show that the time provided by the programme is giving our people the development opportunities they were looking for, having a positive influence on potential recruits and supporting our client work.

The commitment PA has made to this programme – at the level of 1% of pre-tax profits – is regarded by Business in the Community as being industry best practice. Having launched the programme at the beginning of 2006, we now have the opportunity to build on this strong foundation and develop the programme further.

New members of our Management Group

In 2006, a number of outstanding PA consultants were deservedly promoted to our Management Group. These are people who have set an example for others to follow, by managing their accounts with great discipline, developing and sharing innovative insights across the firm, introducing new ideas to clients, developing and coaching others, and displaying unstinting energy and enthusiasm for making PA successful. These people and their area of expertise are:

- Neil Amos, Justice and Infrastructure, London
- Bonnie Brandreth, Infrastructure and Development, Madison
- Leif Caspersen, IT Strategy, Copenhagen
- Rupert Chapman, IT Infrastructure, London
- Steve Frobisher, Strategy and Marketing, London
- David Fry, Government and Public Services, London
- Thomas Kirsebom, Business Operations and Performance, Lysaker
- Andy Mullins, Government and Public Services, London
- Alyson Reeves, IT Strategy, London
- Knut Erlend Vik, Business Operations and Performance, Lysaker
- Markus Wiederstein, Manufacturing, Frankfurt.



As well as promoting high-calibre staff from within the firm, in 2006 we also made a number of senior appointments:

- Andrew Binns, IT Management, London
- Chris Buist, Telecommunications, London
- Peter Elliott, IT Infrastructure, London
- Norbert Englert, Business Operations and Performance, Frankfurt
- Claus Friis, Financial Services, New York
- Howard Lyons, Infrastructure and Development, London
- Chris Poole, Manufacturing, London
- Anders Sjökvist, IT Strategy, Stockholm
- Peter Spix, Business Operations and Performance, Frankfurt
- Lance Thomas, Systems Integration and Solutions, Manchester
- Engelbert Wimmer, Manufacturing, Frankfurt
- Hans Guenter Wolf, Energy, Düsseldorf
- Craig Wylie, Life Sciences and Healthcare, London.

Financials contents

Our financial statements

for the year ended 31 December 2006

Financial highlights

Available net cash and short-term investments position (£MM)

Available cash excludes amounts held by PA's venture companies and trusts



£ MM
260
240
200
180
160
140
120
100
80
60
40
20
0
(20)
(40)
(21.2)
(10.7)
11.5
18.2
39.1
60.3
110.0
98.9
45.2
60.8
83.2
94.9
161.9
157.6
245.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

At 31 December 2006, a further £13.3MM (2005: £8.4MM) in cash and short-term investments held by employee trusts and venture companies was included in Group net assets.



PA share price (pence per share)

The latest PA share price, as calculated on a net assets basis in accordance with the Articles of Association, was confirmed to be 638 pence on 9 March 2007, an increase of more than 27% over the previous year.



pence
900
800
700
600
500
400
300
200
100
0
PA (incl dividends and alphabets)
PA (incl dividends)
S&P 500 (incl dividends) 36p $0.70 €0.53
861
840
720
633
421
405
378
331
281
210
145
126
99
90
78
51
50
40
23
14
10
786
765
645
569
638
620
500
480
430
390
378
375
354
350
336
306
283
261
217
195
164
136
94
75
53
50
Nov 92
Apr 93
Nov 93
Apr 94
Nov 94
May 95
Nov 95
May 96
Nov 96
May 97
Nov 97
Mar 98
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Mar 05
Sep 05
Mar 06
Dec 06
Mar 07

Please note that the currency translation is for illustrative purposes only.
The convenience translation to dollars and euros is a simple translation basis using £1 = $1.9666 and £1 = €1.4767.
There was no share-dealing period in September 2004 and September 2006.

Five-year financial summary

Group

The results from the audited consolidated profit and loss account for the Group for the five years ended 31 December 2006 are set out below:

	Year ended 31 December				
	2002	2003	2004	2005 (Restated)	**2006**
	£000	£000	£000	£000	**£000**
Consulting operations					
Turnover	327,129	309,427	319,479	323,935	**373,624**
Operating profit	27,224	25,951	42,688	37,119	**39,987**
Profit on ordinary activities before taxation	23,507	21,916	45,994	41,369	**94,694**
Profit on ordinary activities after taxation	17,785	13,797	33,718	28,030	**75,158**
Venture operations					
Turnover	31,087	26,502	5,947	–	**787**
Operating loss	(15,545)	(17,907)	(5,605)	(14,015)	**(8,451)**
Profit/(loss) on ordinary activities before taxation	(12,048)	(14,760)	50,115	(181)	**(7,572)**
Profit/(loss) on ordinary activities after taxation	(8,678)	(10,042)	50,427	675	**(6,619)**
Group					
Profit/(loss) on ordinary activities after taxation	9,107	3,755	84,145	28,705	**68,539**
Minority interests in ventures					
Equity	720	2,318	178	–	**–**
Non-equity	–	–	(23,364)	–	**–**
Profit available for distribution	9,827	6,073	60,959	28,705	**68,539**
Dividend	(951)	(800)	(402)	(35,575)	**(1,983)**
Retained profit/(accumulated loss)	8,876	5,273	60,557	(6,870)	**66,556**

The allocation of other administrative expenses in 2005 between Consulting operations and Venture operations has been amended, details of which are included in note 1 a).

PA Consulting operations

The results of the continuing business for the Group, included within the audited consolidated profit and loss account but with venture-related streams removed, for the five years ended 31 December 2006 are set out below:

	Year ended 31 December				
	2002	2003	2004	2005 (Restated)	**2006**
	£000	£000	£000	£000	**£000**
Turnover	327,129	309,427	319,479	323,935	**373,624**
Personnel and direct costs	(220,048)	(214,170)	(186,389)	(194,139)	**(229,113)**
Gross profit pre-bonus	107,081	95,257	133,090	129,796	**144,511**
Bonus	(32,298)	(33,938)	(51,234)	(52,043)	**(60,405)**
Administrative expenses	(51,218)	(40,695)	(45,494)	(48,234)	**(51,315)**
Other operating income	3,659	5,327	6,326	7,600	**7,196**
Operating profit	27,224	25,951	42,688	37,119	**39,987**
Exceptional items	584	–	1,201	–	**44,720**
Net interest receivable/(payable) and similar charges	(4,301)	(4,035)	(1,695)	(50)	**1,016**
Interest on pension scheme liabilities	–	–	(21,000)	(21,400)	**(22,214)**
Expected return on pension scheme assets	–	–	24,800	25,700	**31,185**
Profit/(loss) on ordinary activities before taxation	23,507	21,916	45,994	41,369	**94,694**
Taxation	(5,722)	(8,119)	(12,276)	(13,339)	**(19,536)**
Profit/(loss) on ordinary activities after taxation	17,785	13,797	33,718	28,030	**75,158**

PA venture operations

The results of the venture operations included within the audited consolidated profit and loss account for the Group for the five years ended 31 December 2006 are set out below:

	Year ended 31 December				
	2002	2003	2004	2005 (Restated)	**2006**
	£000	£000	£000	£000	**£000**
Turnover	31,087	26,502	5,947	-	**787**
Personnel and direct costs	(29,203)	(27,914)	(6,825)	(8,975)	**(3,486)**
Gross profit/(loss)	1,884	(1,412)	(878)	(8,975)	**(2,699)**
Administrative expenses	(17,429)	(16,495)	(4,338)	(1,221)	**(6,239)**
Share of operating loss of associates	-	-	(389)	(3,819)	**487**
Operating loss	(15,545)	(17,907)	(5,605)	(14,015)	**(8,451)**
Exceptional items	2,076	2,480	55,177	13,806	**852**
Net interest receivable/(payable) and similar charges	1,421	667	543	28	**27**
Profit/(loss) on ordinary activities before taxation	(12,048)	(14,760)	50,115	(181)	**(7,572)**
Taxation	3,370	4,718	312	856	**953**
Profit/(loss) on ordinary activities after taxation	(8,678)	(10,042)	50,427	675	**(6,619)**

The allocation of other administrative expenses in 2005 between Consulting operations and Venture operations has been amended, details of which are included in note 1 a).

Directors' report

Principal activities and review of the business

The principal activity of the Group continues to be the provision of a range of consultancy services on a worldwide basis. As in 2005, we have segmented the presentation of our profit and loss account on page 44 of the accounts so that the consulting operations and venture activities of the Group are clearly identified.

Trading review and future developments

These topics are dealt with in Our performance and ambitions on pages 5 to 11.

New accounting policies

During the year the Group adopted the following new accounting policy, which has not had a significant impact on the Group's balance sheet:

Share-based payments

In accordance with FRS 20 'Share-based payment', the Group has recognised a charge to the profit and loss account in respect of its various share-based payment schemes. Full details of the impact on these financial statements from the adoption of this Accounting Standard are detailed in note 26.

Consolidated balance sheet

The consolidated balance sheet on page 46 of the accounts shows that our shareholders' funds have increased from £183.1MM at the end of 2005 to £269.3MM at the end of 2006, an increase of 47%. The increase in shareholders' funds has mainly come from an increase in retained profit for the year.

As a result of this and valuation adjustments discussed below, the share price calculated in accordance with the Articles of Association has increased from 500 pence in March 2006 to 638 pence at the end of 2006, an increase of more than 27%.

The liquid investment and cash balances of the Group at the year end were £258.7MM.

The directors present their annual report together with the audited financial statements for the year ended 31 December 2006

Balance sheet valuation matters

Where PA has a controlling interest in a venture company, losses or profits associated with the venture are consolidated in the Group accounts. Under United Kingdom accounting principles, no recognition is made of any market value in excess of net asset value because, until realised, the investment is deemed to be illiquid.

Where PA does not have a controlling interest or exercise significant influence over the operating and financial policies of a venture company, the investment is carried in the balance sheet at or below cost as a fixed asset investment.

This accounting treatment is followed in the pricing of PA's shares, except where the value of an investment in a controlled venture has been validated by an external funding round.

Group structure

The principal companies within the Group are shown in note 14 to the financial statements.

Business review

The directors consider that the results for the year and the financial position at the end of the year were satisfactory.

Results and dividend

The results for the Group are set out in the financial statements.

A final 2005 ordinary dividend of £1,983,395 was paid during the year.

The consolidated profit and loss account for the year ended 31 December 2006 is set out on page 44.

The profit for the year on ordinary activities after deducting taxation amounted to £68.5MM (2005 restated: £28.7MM).

The directors recommend a final dividend of 2.84 pence per share, subject to approval by the shareholders at the Annual General Meeting. Subject to this approval, payment will be made on 15 June 2007 to ordinary shareholders on the share register as at 31 January 2007.

Key performance indicators

The following key performance indicators are those that the directors and senior management team regard as helpful in giving shareholders a better understanding and evaluation of the business.

Turnover by geography

	2006 £	2005 £	Change %
Consulting			
UK	**214,895**	196,171	9.5%
Europe (excluding UK and Scandinavia)	**27,820**	25,821	7.7%
Scandinavia	**46,226**	36,803	25.6%
Americas	**66,406**	53,071	25.1%
Asia Pacific	**18,277**	12,069	51.4%
Total turnover	**373,624**	323,935	15.3%

Aggregated turnover			
UK	**215,682**	196,171	9.9%
Europe (excluding UK and Scandinavia)	**27,820**	25,821	7.7%
Scandinavia	**46,226**	36,803	25.6%
Americas	**66,406**	53,071	25.1%
Asia Pacific	**18,277**	12,069	51.4%
Total turnover	**374,411**	323,935	15.6%

Turnover by operations			
Consulting	**373,624**	323,935	15.3%
Ventures	**787**	–	0.0%
Total turnover	**374,411**	323,935	15.6%

PA people			
Consulting staff	**2,160**	1,867	15.7%
Administration staff	**685**	632	8.4%
Total	**2,845**	2,499	13.8%

Principal risks and uncertainties

Risk monitoring and management within PA is addressed in a number of ways, primarily through functional responsibilities and individual governance and operational committees. The principal risks and uncertainties facing PA are broadly grouped into the following:

Assignment delivery risks – relate to PA's ability to meet clients' expectations within the confines of negotiated contracts. A principal uncertainty in this area relates to complex and long-running assignments where expectations of clients and PA may evolve over time, or the remit of the assignments change without formal acknowledgement on both sides.

Group operations risks – PA's continuing success depends on the ability to attract and retain high-calibre staff, where the Group operates in a competitive marketplace for talent and attracts high performers through a merit-based compensation model. The Group is reliant on sustained cash flows from its operations, and these are monitored closely at a business unit and assignment level by way of sophisticated management information systems. PA is active in a focused, but potentially highly successful, programme of ventures whose performance is, by their nature, hard to predict.

Regulatory compliance risks – PA operates in a large number of geographies either through formally established offices or simply by conducting overseas assignments internationally, including in several developing markets. The evolving legislative environment in many countries potentially exposes PA to unplanned compliance costs and/or to penalties arising from non-compliance.

Financial instrument risks – the Group has established a risk and financial management framework whose primary objectives are to protect the Group from events that hinder the achievement of its performance objectives. The primary aims are to limit undue counterparty exposure, ensure sufficient working capital exists and monitor the management of risk at a business unit level. The Group uses forward foreign currency contracts to reduce exposure to the variability of foreign exchange rates.

Directors' responsibilities

The directors are responsible for preparing the *Annual Report* and the financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice.

Directors are required by company law to prepare financial statements that give a true and fair view of the state of affairs of the Company and Group at the end of the financial year and of the profit or loss of the Company and Group for the period ending on that date. In preparing those financial statements, directors are required to:

- select suitable accounting policies and apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities.

Post balance sheet events

No events have occurred since the year end that require reporting or disclosing in the financial statements.

Research and development

The Group will continue its policy of investment in research and development in order to retain a competitive position in the market.

Fixed assets

In the opinion of the directors, no fixed assets have a significant difference in value between the book value reported and the market value.

Charitable and political donations

During the year, the Group made charitable donations of £333,573. Individual donations in excess of £200 were:

	2006 £
British Red Cross	20,000
National and local charities*	313,573

* PA continues in its belief that corporate charitable donations are not an appropriate use of shareholders' funds, preferring to allow shareholders to decide separately to make contribution decisions. However, it actively encourages employees to consider funding charitable donations. During 2006, PA donated £313,573 to national and local charities; these donations corresponded to suggestions made by individual employees of the Group in respect of which they individually waived an element of their annual bonus.

Policy on payment of creditors

The average creditor days for the Group was 35 days with payments made on a fortnightly basis. Specific arrangements are made with some suppliers outside of this based on contractual requirements. All terms agreed with suppliers are made known to the appropriate staff and to suppliers on request.

Directors

The directors of the Company are shown on page 3. All of the directors served throughout the year with the exception of Ian Murray (appointed 8 September 2006) and Martin Stapleton (appointed 9 March 2007). Michael O'Higgins retired from the Board on 9 June 2006 and Peter Tobin retired from the Board on 9 December 2006.

The directors retiring by rotation are Jon Moynihan, Bruce Tindale, Andrew Hooke, who, being eligible, offer themselves for re-election at the 2007 Annual General Meeting (AGM). In addition, Ian Murray and Martin Stapleton, who have been appointed as directors since the last AGM, also retire from the Board and, being eligible, offer themselves for election.

Directors' interest in contracts

None of the directors had a material interest in any significant contract with the Company or any subsidiary undertaking at any time during the financial year.

Directors' interest in shares of the Company

The beneficial interests of the directors in the Company's ordinary share capital are shown in the table below:

	At 31 December 2006 ordinary shares of 10p each	At 1 January 2006 ordinary shares of 10p each*
JP Moynihan	2,565,166	2,894,366
BE Tindale	1,017,831	951,618
PW Kelly	565,400	527,132
A Hooke	513,270	410,117
A Middleton	151,353	122,290
I Murray	590,262	590,262
V Halberstadt	77,644	72,669
MW Ridley	52,825	40,338
Lady B Thomas Judge	4,643	–

*or date of appointment to the Board

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	At 1 January 2006	Granted	Exercised	At 31 December 2006	Exercise price	Date from which exercisable	Expiry date
A Hooke	400	–	–	400	378p	18.09.2006	18.09.2007
PW Kelly	400	–	–	400	378p	18.09.2006	18.09.2007
JP Moynihan	400	–	–	400	378p	18.09.2006	18.09.2007
A Middleton	400	–	–	400	378p	18.09.2006	18.09.2007
I Murray	400	–	–	400	378p	18.09.2006	18.09.2007
MW Ridley	10,000	–	10,000	–	336p	30.11.2004	30.11.2011
BE Tindale	400	–	–	400	378p	18.09.2006	18.09.2007

Employee development

The Group is dependent upon highly skilled specialist staff in all fields and their welfare is a high priority within the Group. PA's remuneration and reward scheme continues to recognise this fact, having introduced further flexible benefits in 2006.

The Group has implemented a programme that focuses on the personal and technological development of employees, thereby enabling them to achieve their full potential and to develop the skills necessary to meet the current and future expectations of the Group's clients.

Employee participation

PA is employee owned, from top to bottom, and it is therefore no exaggeration to say that our people are the firm. We recognise therefore the crucial importance of keeping our people up to date and informed on matters that affect them and the future direction of our firm. We operate an open-door policy, communicate with candour and transparency, and seek to engage in dialogue with all our staff, through regular meetings and a range of written communications. All employees were asked to participate in a staff survey during 2006, seeking feedback on a variety of aspects of working at PA and actions have been taken to address issues raised in this feedback.

All employees are given the opportunity to participate in employee share plans.

The disabled

PA is committed to creating a work environment that supports and inspires all individuals, and we give full consideration to applications from the disabled. There are also opportunities for PA employees who become disabled in their time at PA to be supported in their current role or to be trained for other positions within our firm.

Diversity

PA operates offices in over 35 different countries and seeks to employ people with different ideas, different styles and different skill sets, all of whom deliver client value in different ways. This diversity creates a richer, more innovative environment, where our people can develop and our clients are offered the best ideas and solutions. Diversity makes us a stronger company, and it is something we are constantly striving to encourage.



Disclosure of information to auditors

In the case of each of the persons who are directors at the time when the report is approved under Section 234ZA of the Companies Act 1985, the following applies:

- so far as the directors are aware, there is no relevant audit information of which the Group's auditors are unaware
- they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution for the re-appointment of Ernst & Young LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Approved by the Board on 9 March 2007 and signed on its behalf by

Kully Janjuah
Company Secretary

Independent auditors' report

To the members of PA Holdings Limited

We have audited the Group and parent company financial statements (the 'financial statements') of PA Holdings Limited for the year ended 31 December 2006, which comprise the Consolidated profit and loss account, the Consolidated balance sheet, the Company balance sheet, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Reconciliation of net cash flow to movement in net funds and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the *Annual Report* and the financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in Our performance and ambitions that is cross-referred from the Principal activities and review of the business section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.



We read other information contained in the Report and Accounts, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' report, Our highlights, Our board, Our performance and ambitions, Our clients, Our innovations: the PA venture programme, Our people, Financial highlights and the Five-year financial summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group's and the parent company's affairs as at 31 December 2006 and of the Group's profit for the year then ended
- the financial statements have been properly prepared in accordance with the Companies Act 1985
- the information given in the Directors' report is consistent with the financial statements.

Ernst & Young LLP
Registered Auditor
London
9 March 2007

Consolidated profit and loss account

for the year ended 31 December 2006

	Note	Consulting operations 2006 £000	Consulting operations 2005 (Restated) £000	Venture operations 2006 £000	Venture operations 2005 (Restated) £000	Totals 2006 £000	Totals 2005 £000
Turnover							
Fee income		**361,750**	317,146	**477**	–	**362,227**	317,146
Project costs recharged		**11,874**	6,789	**310**	–	**12,184**	6,789
Total turnover	2	**373,624**	323,935	**787**	–	**374,411**	323,935
Personnel and direct costs		**(289,518)**	(246,182)	**(3,486)**	(8,975)	**(293,004)**	(255,157)
Gross profit/(loss)		**84,106**	77,753	**(2,699)**	(8,975)	**81,407**	68,778
Goodwill amortisation	12	**(2,104)**	(2,104)	**–**	–	**(2,104)**	(2,104)
Other administrative expenses		**(49,211)**	(46,130)	**(6,239)**	(1,221)	**(55,450)**	(47,351)
Total administrative expenses		**(51,315)**	(48,234)	**(6,239)**	(1,221)	**(57,554)**	(49,455)
Other operating income	8	**7,196**	7,600	**–**	–	**7,196**	7,600
Group operating profit/(loss)		**39,987**	37,119	**(8,938)**	(10,196)	**31,049**	26,923
Share of operating profit/(loss) of associates	14	**–**	–	**487**	(3,819)	**487**	(3,819)
Total operating profit/(loss)	7	**39,987**	37,119	**(8,451)**	(14,015)	**31,536**	23,104
Exceptional items							
Profit on sale of fixed assets	3	**44,720**	–	**–**	–	**44,720**	–
Profit on disposal of UbiNetics' underlying businesses	3	**–**	–	**505**	13,806	**505**	13,806
Epix milestone payment	3	**–**	–	**347**	–	**347**	–
Profit/(loss) before interest and taxation		**84,707**	37,119	**(7,599)**	(209)	**77,108**	36,910
Interest payable and similar charges	9	**(5,407)**	(6,281)	**(52)**	–	**(5,459)**	(6,281)
Interest and income from investments	9	**6,423**	6,231	**79**	28	**6,502**	6,259
Interest on pension scheme liabilities	6	**(22,214)**	(21,400)	**–**	–	**(22,214)**	(21,400)
Expected return on pension scheme assets	6	**31,185**	25,700	**–**	–	**31,185**	25,700
Profit/(loss) on ordinary activities before tax		**94,694**	41,369	**(7,572)**	(181)	**87,122**	41,188
Taxation	10	**(19,536)**	(13,339)	**953**	856	**(18,583)**	(12,483)
Profit/(loss) for the year		**75,158**	28,030	**(6,619)**	675	**68,539**	28,705

There is no material difference between the result reported above and the result on an unmodified historical cost basis.

Consulting operations and venture operations all relate to continuing activities.
The accompanying notes form part of these financial statements.

The allocation of other administrative expenses in 2005 between Consulting operations and Venture operations has been amended, details of which are included in note 1 a).

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2006

	2006	2005
	£000	£000
Profit for the year	**68,539**	28,705
Foreign currency translation differences	**(346)**	(90)
Actuarial gain on pension scheme	**24,526**	22,700
Movement on deferred tax relating to actuarial gain on pensions	**(7,412)**	(6,810)
Movement on share of associates' reserves	**(27)**	(996)
Total gains for the year	**85,280**	43,509

The accompanying notes form part of these financial statements.

Consolidated balance sheet

as at 31 December 2006

	Note	2006 £000	2005 £000
Fixed assets			
Intangible assets	12	**29,101**	31,205
Tangible assets	13	**29,394**	146,912
Investment in associates	14	**1,090**	702
Other investments	14	**1,800**	2,145
		61,385	180,964
Current assets			
Debtors due within one year	15	**88,595**	76,727
Debtors due after one year	15	**60,835**	45,581
Investments	16	**233,133**	86,053
Cash at bank and in hand		**25,603**	79,990
		408,166	288,351
Creditors: amounts falling due within one year	17	**(144,025)**	(142,360)
Net current assets		**264,141**	145,991
Total assets less current liabilities		**325,526**	326,955
Creditors: amounts falling due after more than one year	18	**(58,793)**	(129,565)
Provisions for liabilities	20	**(20,137)**	(7,750)
Net assets excluding pension assets/(liabilities)		**246,596**	189,640
Pension assets/(liabilities)			
Total of defined benefit schemes			
With net liabilities	6	**(742)**	(6,580)
With net assets	6	**23,450**	–
		22,708	(6,580)
Net assets including pension assets/(liabilities)		**269,304**	183,060
Capital and reserves			
Called-up share capital	23	**11,052**	11,051
Share premium reserve	24	**35,941**	35,892
Revaluation reserve	24	**–**	16,000
Capital redemption reserve	24	**415**	415
Capital reserve	24	**41**	41
Profit and loss reserve	24	**221,855**	119,661
Shareholders' equity	25	**269,304**	183,060

The financial statements were approved by the Board of directors on 9 March 2007.

JP Moynihan

Director

The accompanying notes form part of these financial statements.

Company balance sheet

as at 31 December 2006

	Note	2006 £000	2005 £000
Fixed assets			
Investments	14	**38,767**	38,903
Current assets			
Debtors due within one year	15	**63,417**	38,941
Debtors due after one year	15	**35,286**	25,578
Investments	16	**99,224**	7,323
Cash at bank and in hand		**2,531**	63,422
		200,458	135,264
Creditors: amounts falling due within one year	17	**(92,057)**	(37,310)
Net current assets		**108,401**	97,954
Total assets less current liabilities		**147,168**	136,857
Creditors: amounts falling due after more than one year	18	**(3,944)**	(6,656)
Provisions for liabilities	20	**(653)**	–
Net assets excluding pension assets/(liabilities)		**142,571**	130,201
Pension assets/(liabilities)			
Total of defined benefit schemes			
With net liabilities	6	**–**	(6,580)
With net assets	6	**23,450**	–
		23,450	(6,580)
Net assets including pension assets/(liabilities)		**166,021**	123,621
Capital and reserves			
Called-up share capital	23	**11,052**	11,051
Share premium reserve	24	**35,941**	35,892
Capital redemption reserve	24	**415**	415
Profit and loss reserve	24	**118,613**	76,263
Shareholders' equity	25	**166,021**	123,621

The financial statements were approved by the Board of directors on 9 March 2007.

JP Moynihan

Director

The accompanying notes form part of these financial statements.

Consolidated cash flow statement

for the year ended 31 December 2006

	Note	2006 £000	2005 £000
Net cash flow from operating activities	29	**31,803**	15,790
Returns on investment and servicing of finance	30	**(49)**	(107)
Taxation	30	**(9,838)**	(8,449)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(10,749)**	(8,521)
Sale of tangible fixed assets		**165,856**	237
Investments in ventures		**–**	(1,610)
Purchase of own shares		**(12,189)**	–
Disposal of own shares		**14,626**	–
		157,544	(9,894)
Acquisitions and disposals			
Epix milestone payment		**347**	–
Net proceeds on disposal of UbiNetics' underlying businesses		**505**	20,544
Alphabet redemption/disposal of Meridica		**–**	(2,286)
		852	18,258
Equity dividends paid		**(1,983)**	(35,490)
Cash inflow/(outflow) before management of liquid resources and financing		**178,329**	(19,892)
Management of liquid resource			
Cash placed into deposit account		**(147,080)**	63,376
		(147,080)	63,376
Financing			
Repayment of loans and borrowings		**(85,686)**	(2,703)
Issue of equity shares		**50**	4,102
		(85,636)	1,399
Net cash flow		**(54,387)**	44,883

The accompanying notes form part of these financial statements.

Reconciliation of net cash flow to movement in net funds

for the year ended 31 December 2006

	Note	2006 £000	2005 £000
(Decrease)/increase in cash in the year	31	**(54,387)**	44,883
Cash outflow from decrease in debt and lease financing	31	**85,686**	2,703
Cash outflow/(inflow) from increase/(decrease) in liquid resources	31	**147,080**	(63,376)
Change in net debt *resulting* from cash flows		**178,379**	(15,790)
Net funds at the start of the year	31	**80,357**	96,147
Net funds at the end of the year	**31**	**258,736**	80,357

Net funds includes £101.7MM (2005: £8.4MM) in trusts of which £7.7MM (2005: £8.4MM) is held by the employee benefit trusts and £94.0MM (2005: £nil) is held by the PA Overseas Benefit Trust.

The accompanying notes form part of these financial statements.

Notes to the financial statements

1 Accounting policies

a) Basis of preperation and accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investment properties, and are in accordance with applicable United Kingdom accounting standards.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investment properties are not depreciated.

In preparing the financial statements for the current year, the group has amended the allocation of other administrative expenses in 2005 between Consulting operations and Venture operations. In 2005, other administrative expenses in the Venture operations included expenses of £5,619,000 that should have been included within the Consulting operations. Accordingly, other administrative expenses in 2005 in the Consulting operations have been increased by £5,619,000 to £46,130,000 and other administrative expenses in 2005 in the Venture operations have been reduced by £5,619,000 to £1,221,000. The profit for the year in 2005 was unaffected by this adjustment and therefore there was no impact on reserves at 31 December 2005.

b) New UK GAAP accounting policies

Share-based payments

With effect from 1 January 2006, PA Consulting Group has fully applied Financial Reporting Standard No 20 'Share-based payment' (FRS 20). FRS 20 requires that financial statements reflect transactions in share-based payments at fair value.

The Group has a number of employee share schemes, detailed in note 26, under which it makes equity-settled share-based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant.

The Group also has a number of cash-settled share-based payments, detailed in note 26. Cash-settled share-based payments are measured at fair value at the date of grant and are revalued at each year end.

For all equity-settled share-based payments to employees of the Company, the fair value determined at the grant date is expensed on a straight-line basis together with a corresponding increase in equity over the vesting period, based on the Group's estimate of the number of shares that will vest.



For all cash-settled share-based payments to employees of the Company, the fair value determined at the grant date together with any revaluations in subsequent years to fair value are expensed on a straight-line basis together with a corresponding increase in reserves over the vesting period, based on the Group's estimate of the number of shares that will vest.

Equity-settled and cash-settled share-based payments that are made available to employees of the Company's subsidiaries are treated as increases in equity/reserves over the vesting period of the award, with a corresponding increase in the Company's investments in subsidiaries, based on the Group's estimate of the number of shares that will vest.

Fair value is measured using the Black-Scholes valuation model. This model is considered to be the most appropriate as the share-based payments do not require market conditions to be taken into account and have a finite life.

The Company has taken advantage of the transitional provisions of FRS 20 'Share-based payment' in respect of equity-settled awards and has applied FRS 20 only to equity-settled awards granted after 7 November 2002 that were unvested at 1 January 2005.

c) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2006 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year, the profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

Entities other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are treated as associates. In the Group financial statements, associates are accounted for using the equity method.

d) Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences that arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings, which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

e) Employee benefit schemes

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of the Company in accordance with the requirements of UITF Abstract 38 'Accounting for ESOP trusts' under which shares in the Company held by the employee trusts are deducted in arriving at the total of shareholders' funds.

f) Turnover

Turnover is stated net of value added tax and similar taxes. Revenue is recognised on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed-price long-term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

Losses on contracts are recognised during the period in which the loss first becomes probable and can reasonably be estimated. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

Revenue recognised in excess of billings is recorded as accrued income. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

g) Retirement benefits

The regular service cost of providing retirement benefits to employees during the year is charged to the operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.

In respect of defined benefit schemes, a credit representing the expected return on the assets of the retirement benefit schemes during the year is shown on the profit and loss account. This is based on the market value of the assets of the schemes at the start of the financial year. In respect of defined benefit schemes, a charge representing the expected increase in the liabilities of the retirement benefit scheme during the year is shown on the profit and loss account. This arises from the liabilities of the scheme being one year closer to payment.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

h) Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of a maximum of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

i) Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

j) Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	2-10% on cost
Property held on lease excluding investment property	equal instalments over remaining period of lease*
Office furniture, machinery and equipment	10-33% on cost
Computer equipment	20-50% on cost
Motor vehicles	15-25% on cost

* unless the economic life of the asset is determined to be less than that of the lease.

k) Fixed asset investments

Investments are included as fixed assets and are shown at cost less provision for any diminution in value considered permanent.

l) Investment properties

In accordance with SSAP 19, investment properties are carried at open market value. No depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985, which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable to do so.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

m) Current asset investments

Investments held as current assets are stated at the lower of cost and net realisable value. Current asset investments includes cash and other liquid investments whereby there is a notice period for withdrawal of more than 24 hours to avoid a penalty.

n) Contract provisions and long-term contracts

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements, including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long-term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

o) Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

p) Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that at the balance sheet date there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

q) Property provisions
Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

r) Research and development expenditure
Research and development expenditure is written off in the year in which it is incurred.

s) Liquid resources
For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short-term deposits.

t) Dividends
Dividends declared by the Company are only recognised in the profit and loss account when payment has taken place rather than in the year in relation to which they were declared.

Similarly, dividends receivable are only recognised in the profit and loss account when receipt is considered to have been made rather than when the dividend is declared.

Dividends declared after the year end, but before the financial statements are authorised for issue, are disclosed within the financial statements.

u) Classification of shares as debt or equity
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. Accordingly, a financial instrument is treated as equity if:

- there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable.
- the instrument is a non-derivative that contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

When shares are issued, any component that creates a financial liability of the Company or Group is presented as a liability in the balance sheet; it is measured initially at fair value net of transaction costs and thereafter at amortised cost until extinguished on conversion or redemption.

The corresponding dividends relating to the liability component are charged as interest expense in the income statement. The initial fair value of the liability component is determined using a market rate for an equivalent liability without a conversion feature.

The remainder of the proceeds on issue is allocated to the equity component and included in shareholders' equity, net of transaction costs. The carrying amount of the equity component is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the shares based on the allocation of the proceeds to the liability and equity components when the instruments are first recognised.

2 Turnover

The majority of turnover arises from the principal activity of the Group, which is the provision of consultancy services, and the remainder from venture operations that are disclosed separately on the face of the profit and loss account as non-core consulting operations.

An analysis of turnover by geographical market by destination is given below:

	2006 £000	2005 £000
UK	**215,682**	196,171
Europe (excluding UK and Scandinavia)	**27,820**	25,821
Scandinavia	**46,226**	36,803
Americas	**66,406**	53,071
Asia Pacific	**18,277**	12,069
	374,411	323,935

An analysis of profit before tax and net assets by geographic region is not provided as there is no suitable basis of allocating the profit before tax, assets and related liabilities to geographical segments because the Group's resources are utilised flexibly over all geographical segments.

3 Exceptional items

	2006 £000	2005 £000
Profit on sale of fixed assets	**44,720**	–
Profit on disposal of UbiNetics' underlying businesses	**505**	13,806
Epix milestone payment	**347**	–
	45,572	13,806

Exceptional profit on sale of fixed assets is made up as follows:

Profit on sale of 123 Buckingham Palace Road

In December 2006, Erinvale Holdings BV, which owned the Group's investment in 123 Buckingham Palace Road, London and was included within long leasehold property at cost and valuation of £123.5MM, was sold realising a profit on disposal of £44.7MM. The sale price reflects the underlying valuation of £170MM on the building, and the outstanding balance of £82.7MM of long-term loan finance.

No tax charge arises in respect of the capital gain on disposal. A tax credit of £0.5MM arises and relates to the tax-deductible expenses incurred in respect of the transaction and is included in the Group taxation charge for the year.

Exceptional profit on disposal of operations is made up of:

Profit on disposal of UbiNetics' underlying businesses

During 2005, UbiNetics disposed of the main components of its business, being its SPG and VPT operations. As a result of this, in 2005 £25.2MM was returned to the Group against a net book value of £5.1MM. Of the 2005 gain of £20.1MM, £0.4MM was paid out in the form of venture bonuses, £5.2MM in the form of alphabet payments and £0.7MM in the form of alphabet capital redemptions with the remaining £13.8MM being disclosed as a non-operating exceptional profit on disposal in that year. Following the disposal, UbiNetics was placed into liquidation and the Group ceased to have a significant influence over the operating and financial policies of the venture company. As such, the investment is accounted for as a fixed asset investment in accordance with note 1k and was fully provided for as the value remaining was not considered recoverable.

During 2006, the Group received a further payment from UbiNetics of £0.8MM which resulted in alphabet payments of £0.3MM with the remaining £0.5MM being disclosed as a non-operating exceptional profit in the current year. As at 31 December 2006, the Group still holds 49% (undiluted) of UbiNetics Holdings Limited.

Epix milestone payment

During 2006, milestone payments amounting to £0.5MM were received from Epix (formerly Predix) which is held as a fixed asset investment. These receipts resulted in alphabet payments of £0.2MM with the remaining £0.3MM being disclosed as a non-operating exceptional profit in the current year.

Capital redemption and similar payments

The sale for cash of UbiNetics' underlying businesses in 2005 and the sale of Meridica in 2004 triggered potential payments to alphabet shareholders (see notes 14 and 23).

Alphabet payments in 2006, of £0.3MM in respect of UbiNetics and £0.2MM in respect of Epix, have been included within exceptional items.

The remaining liability to Meridica, UbiNetics and Epix alphabet shareholders who had not redeemed their shares by the year end is shown on the balance sheet as creditors due within one year in accordance with the requirement of FRS 25 (see note 17).

	£000	£000
Capital redemption payable at 1 January 2006		
UbiNetics	(252)	
Meridica	(583)	
Epix	–	
		(835)
Amount charged to profit and loss account		
UbiNetics	(298)	
Meridica	–	
Epix	(231)	
		(529)
Redemption during the year		
UbiNetics	398	
Meridica	146	
Epix	–	
		544
Capital redemption payable at 31 December 2006		
UbiNetics	(152)	
Meridica	(437)	
Epix	(231)	
Total		(820)

4 Staff costs

Group

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2006 Number	2005 Number
Consulting staff	**2,160**	1,867
Administration staff	**685**	632
Total	**2,845**	2,499

The aggregate payroll costs of these persons were as follows:

	2006 £000	2005 £000
Staff bonuses	**60,530**	52,043
Wages and salaries	**150,132**	134,110
Social security	**18,959**	16,970
Other pension costs	**16,042**	8,014
Other payroll costs	**27,365**	27,782
	273,028	238,919

Included within other pension costs are amounts of £12.7MM (2005: £5.9MM) to defined benefit schemes and £3.3MM (2005: £2.1MM) to defined contribution schemes.

5 Directors' emoluments

The directors' emoluments for the year are as follows:

	2006 £000	2005 £000
Fees as non-executive directors	**228**	140
Directors' emoluments (including benefits in kind)	**7,017**	7,582
Directors' pension contributions	**177**	206
	7,422	7,928
Long-term incentive bonuses	**776**	1,184

The emoluments, excluding pension contributions, of the highest paid director were £1,513,296 (2005: £3,744,976). Included in the highest paid director's emoluments is £95,000 paid to Vos Amis Limited for the provision of support services and administration (2005: £115,697).

Pension contributions for the highest paid director were £56,767 (2005: £38,675).

For all executive directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for up to five years and only paid contingent on certain non-performance-related criteria being met.

The compensation committee, which meets twice a year, sets the pay of the Excecutive directors.
The compensation committee is comprised of the non-Executive directors Victor Halberstadt and Matt Ridley.

	2006 £000	2005 £000
Number of directors who exercised share options	**1**	–
Number of directors receiving long-term incentives	**9**	8
Number of directors in the defined benefit pension scheme	**8**	7

6 Pension and other retirement benefits

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The largest schemes are self-administered and the schemes' assets are held independently of the Group's finances in either trustee-administered funds or insurance-based schemes. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements.

Defined contribution pension scheme (United Kingdom)

The Group operates a defined contribution pension scheme. The pension cost charge for the period representing contributions payable by the Group to the scheme as shown in note 4. There were no outstanding or prepaid contributions at either the beginning or end of the financial year.

Defined benefit pension scheme (United Kingdom)

The major assumptions used in this valuation were:

	2006	2005	2004
	£000	£000	£000
Rate of increase in salaries	**4.50%**	4.20%	4.20%
Rate of increase in pensions in payment and deferred pensions	**3.00%**	2.70%	2.70%
Discount rate applied to scheme liabilities	**5.30%**	4.90%	5.30%
Inflation assumption	**3.00%**	2.70%	2.70%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

Scheme assets and liabilities

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities that are derived from cash flow projections over long periods and thus inherently uncertain, were:

	2006 £000	2005 £000	2004 £000
Equities	**299,500**	274,600	229,100
Bonds	**171,300**	167,400	139,800
Cash	**8,400**	3,000	200
Total fair value of assets	**479,200**	445,000	369,100
Present values of scheme liabilities	**(445,700)**	(454,400)	(407,300)
Surplus/(deficit) in the scheme – pension asset/(liability)	**33,500**	(9,400)	(38,200)
Related deferred tax asset/(liability)	**(10,050)**	2,820	11,500
Net pension asset/(liability)	**23,450**	(6,580)	(26,700)

	Long-term rate of return 2006	Long-term rate of return 2005	Long-term rate of return 2004
Equities	**8.20%**	8.30%	8.10%
Bonds	**5.30%**	4.90%	5.30%
Cash	**4.50%**	3.70%	3.70%

Movement in surplus/(deficit) during the year

	2006 £000	2005 £000
Deficit at beginning of year	**(9,400)**	(38,200)
Contributions paid	**20,500**	10,200
Past service costs	**–**	–
Current service costs	**(12,600)**	(8,400)
Curtailments/settlements	**–**	–
Other financial income/costs	**9,000**	4,300
Actuarial gain	**26,000**	22,700
Surplus/(deficit) in the scheme at the end of the year	**33,500**	(9,400)

Analysis of other pension costs charged in arriving at operating profit

	2006 £000	2005 £000
Current service costs	**12,600**	8,400
Past service costs	**–**	–
Gains/(losses) on settlements or curtailments	**–**	–
Net operating charge	**12,600**	8,400

Analysis of amounts included in other finance income/costs

	2006 £000	2005 £000
Expected return on pension scheme assets	**31,200**	25,700
Interest on pension scheme liabilities	**(22,200)**	(21,400)
Net finance return	**9,000**	4,300

The profit and loss account has been charged with £22.2MM for interest on pension scheme liabilities and credited with £31.2MM for expected return on pension scheme assets, both of which include £0.2MM for the overseas pension schemes.

Analysis of amount recognised in statement of total recognised gains and losses

	2006 £000	2005 £000
Actual return less expected return on scheme assets	**6,400**	57,200
Experience gains and losses arising on scheme liabilities	**–**	7,700
Changes in assumptions underlying the present value of scheme liabilities	**19,600**	(42,200)
Deferred taxation	**(7,800)**	(6,810)
Actuarial gain recognised in statement of total recognised gains and losses	**18,200**	15,890

The amount finally recognised in the statement of total recognised gains and losses is £17.1MM, which is after taking account of the overseas pension schemes.

History of experience gains and losses

	2006	2005	2004	2003	2002
Difference between the expected and actual return on scheme assets					
Amount	**£(6,400)**	£(57,200)	£(6,900)	£(23,300)	£84,700
Percentage of year-end scheme assets	**1.34%**	12.85%	1.87%	6.75%	27.60%
Experience gains and losses on scheme liabilities					
Amount	**-**	£(7,700)	£(12,200)	£14,800	£21,800
Percentage of year-end present value of scheme liabilities	**0.00%**	1.69%	3.00%	3.75%	6.63%
Total amount recognised in statement of total recognised gains and losses					
Amount	**£26,000**	£(22,700)	£(4,900)	£29,800	£100,100
Percentage of year-end present value of scheme liabilities	**5.83%**	5.00%	1.20%	7.55%	30.43%

UK GAAP Group and Company

Contributions to the defined benefit scheme are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. The date of the latest actuarial review was on 31 March 2005. The valuations of the scheme used the projected unit method and were carried out by Watson Wyatt LLP professionally qualified independent actuaries. The most recent actuarial funding valuation has been updated by Watson Wyatt LLP in order to assess the liabilities of the scheme at 31 December 2006 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2006.

The UK defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme.

With effect from April 2004, active members of the closed defined benefit section of the PA UK pension plan are being transitioned into PA's existing defined contribution pension section in annual stages over a period of three years. Those members will become fully defined contribution members from April 2007, with accrued defined benefits attracting a guarantee of pensionable salary through to March 2011, and enhanced statutory revaluation rates thereafter.

From 1 January 2006, the Group has agreed to contribute at 16% of contributory pay in respect of members of the defined benefit section of the scheme and at the rate specified by Rule B1.1(2) of the trust deed plus an additional 0.5% of contributory pay in respect of members of the defined contribution section. The Group is required under the trust deed to make contributions necessary to keep the scheme fully funded. The current contribution rate is due for review by the actuaries on 1 January 2009, based on an actuarial valuation of the fund's liabilities as at 31 March 2008. In addition, the Group will make monthly payments of £750,000 in 2007 and £875,000 in 2008.

Defined benefit scheme (overseas)

The Group has two overseas defined benefit schemes with a total net deficit at 31 December 2006 of £0.7MM. The directors consider this amount not to be material to the net assets of the Group. Therefore, the detail required by FRS 17 has not been disclosed in respect of these schemes.

7 Operating profit

Operating profit is stated after charging/(crediting):

	2006 £000	2005 £000
Research and development expenditure	**2,310**	1,460
Operating lease charges – other plant	**815**	848
Auditors' remuneration – audit services		
Company	**–**	–
Group	**557**	509
Auditors' remuneration – non-audit services		
Company	**60**	–
Group	**63**	27
Foreign currency losses/(gains)	**1,312**	(722)
Depreciation of owned tangible fixed assets	**6,415**	6,228
Amortisation of goodwill	**2,104**	2,104
Operating lease charges – land and buildings	**7,375**	6,741
Net movement on property provisions	**(283)**	(255)
Share-based payment charge	**436**	270

The Group non-auditing services charge includes £62,781 (2005: £26,814) for taxation services.

The Company non-auditing services charge includes £59,900 (2005: £nil) for taxation services.

The proportion of the expense recognised for share-based payments in respect of employee services received during the year to 31 December 2006 arising from equity-settled share-based payment transactions is £409,097 (2005: £239,252).

8 Other operating income

	2006 £000	2005 £000
Rent receivable	**7,196**	7,600

As a result of the sale of Erinvale Holdings BV in December 2006 (note 3), the Group no longer receives rental income from 123 Buckingham Palace Road, London.

9 Interest payable and similar charges

	2006 £000	2005 £000
Bank interest payable	**5,392**	5,949
Non-equity share dividends	**12**	300
Other interest payable	**3**	3
Bank interest payable – associates	**52**	29
	5,459	6,281

Interest and income from investments

	2006 £	2005 £
Interest receivable on cash deposits	**6,461**	6,199
Dividends received/receivable from investments	**41**	60
	6,502	6,259

10 Taxation

Analysis of current period tax charge

	2006 £000	2005 £000
Current tax		
United Kingdom		
Corporation tax charge	**10,423**	6,808
Corporation tax charge – associates	**20**	259
Under provision in previous year	**5,195**	798
UK corporation tax	**15,638**	7,865
Overseas		
Current tax on income for period	**2,843**	2,713
(Over)/under provision in previous year	**(46)**	4
Foreign tax	**2,797**	2,717
Total current tax	**18,435**	10,582
Deferred tax		
Origination and reversal of timing differences	**4,534**	2,445
Deferred tax adjustment relating to previous years	**(4,386)**	(544)
Total deferred tax	**148**	1,901
Total tax on profit on ordinary activities	**18,583**	12,483

Factors affecting current period tax charge

The tax assessed on the profit on ordinary activities for the year is lower than (2005 – lower than) the standard rate of corporation tax in the UK of 30.00% (2005 – 30.00%).

The differences are reconciled below:

	2006 £000	2005 £000
Profit on ordinary activities before taxation	**87,122**	41,188
Standard rate corporation tax charge	**26,137**	12,356
Expenses not deductible for tax purposes	**4,175**	3,305
Research and development tax credits	**(568)**	(300)
Deferred tax-timing differences	**(4,534)**	(2,404)
Non-recognition of overseas Group losses	**133**	1,942
Tax rates on overseas earnings	**1,614**	(835)
Disposal of UbiNetics/deemed disposal of UbiNetics	**(152)**	(5,705)
Associates' results not available for Group relief	**–**	1,273
Results of associated undertakings	**(103)**	148
Adjustments to UK tax charge in respect of previous periods – UK	**5,195**	798
Adjustments to UK tax charge in respect of previous periods – overseas	**(46)**	4
Non-taxable disposal	**(13,416)**	–
Total current tax for the year	**18,435**	10,582

Factors that may affect future tax charges
No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. It is not expected that any such tax would be payable in the foreseeable future.

Certain overseas subsidiaries have deferred tax assets that have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable profits. These consist of tax losses with a value of £19.1MM (2005: £13.9MM), depreciation in advance of capital allowances with a value of £0.1MM (2005: £0.1MM) and other timing differences with a value of £0.5MM (2005: £0.3MM).

These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective jurisdictions against which the tax losses and other assets could be relieved. Based on current capital investment plans, the Group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

11 Dividends

	2006	2005
	£000	£000
Equity dividends		
Ordinary dividend paid	**1,983**	35,575

One of the employee trusts has waived its rights to £112,852 (2005: £780,829) in respect of ordinary dividends payable for the year end and to its future dividends on shares held until such time as the shares are transferred to employees.

During 2006, the Company distributed a further 183 million alphabet shares in PA International Limited at a value of £14,797.

12 Intangible fixed assets

Group

	Goodwill £000
Cost	
As at 1 January 2006 and 31 December 2006	42,253
Amortisation	
As at 1 January 2006	11,048
Charge for the year	2,104
As at 31 December 2006	13,152
Net book value	
As at 31 December 2006	29,101
As at 31 December 2005	31,205

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000.

Company

The Company does not have intangible fixed assets.

13 Tangible fixed assets

Group

	Freehold	Long leasehold	Short leasehold	Office furniture, machinery and equipment	Computer equipment	Motor vehicles	Total
	£000	£000	£000	£000	£000	£000	£000
Cost or valuation							
As at 1 January 2006	13,858	123,477	23,135	15,427	34,105	48	210,050
Exchange adjustments	–	–	(966)	(510)	(624)	(6)	(2,106)
Additions	5,602	–	1,203	1,043	2,901	–	10,749
Disposals	–	(123,477)	(164)	(123)	(15,903)	–	(139,667)
As at 31 December 2006	19,460	–	23,208	15,837	20,479	42	79,026
Depreciation							
As at 1 January 2006	4,824	2,020	14,129	11,326	30,795	44	63,138
Exchange adjustments	–	–	(505)	(345)	(519)	(5)	(1,374)
Eliminated on disposals	–	(2,425)	(163)	(111)	(15,848)	–	(18,547)
Charge for the year	1,024	405	1,413	988	2,585	–	6,415
As at 31 December 2006	5,848	–	14,874	11,858	17,013	39	49,632
Net book value							
As at 31 December 2006	13,612	–	8,334	3,979	3,466	3	29,394
As at 31 December 2005	9,034	121,457	9,006	4,101	3,310	4	146,912

Long leasehold property includes the disposal of 123 Buckingham Palace Road, London of £123.5MM which is accounted for as an exceptional item (note 3). The investment property portion of £68.8MM represents 50% of the value of this building.

Company

The Company does not have tangible fixed assets.

14 Investments held as fixed assets

Group

	Associates' shares £000	Other listed investments £000	Other unlisted investments £000	Total £000
Cost				
As at 1 January 2006	702	–	10,398	11,100
Reclassification from unlisted investments	–	3,256	(3,256)	–
Other movements	388	–	–	388
As at 31 December 2006	1,090	3,256	7,142	11,488
Provision				
As at 1 January 2006	–	–	8,253	8,253
Reclassification from unlisted investments	–	1,111	(1,111)	–
Charge for the year	–	345	–	345
As at 31 December 2006	–	1,456	7,142	8,598
Net book value				
As at 31 December 2006	1,090	1,800	–	2,890
As at 31 December 2005	702	–	2,145	2,847

The market value of the listed investments as at 31 December 2006 was £2,999,496 (in 2005, the investee company was not listed).

Fixed asset investments represent non-controlling interests in ventures.

Other movements in associates

	2006 £000
Share of operating profit of associated undertakings	487
Share of interest payable of associated undertakings	(52)
Share of tax charge of associated undertakings	(20)
Share of other reserve movement of associated undertakings	(27)
	388

Company

	Investments in subsidiary companies £000
Cost	
As at 1 January 2006	38,903
Foreign exchange adjustment of Euro investments	(206)
Additions	70
As at 31 December 2006	38,767
Net book value	
As at 31 December 2006	38,767
As at 31 December 2005	38,903

During the year, the additions to fixed asset investments of £30,003 (2005: £91,525) included the acquisition of PA Ventures (UK) Limited for £1, PA Guernsey Advisory Limited for £2, PA Guernsey Enterprises Limited for £10,000, PA Guernsey Nominees Limited for £10,000 and PA Investment Nominees Limited for £10,000.

Also included within additions is £40,000 relating to an investment in PA International Financing Limited which is held by the trusts and was held at 31 December 2005 and excluded from the opening balance.

Fixed asset investments

	Associates	
	2006	2005
	£000	£000
Share of turnover of associates	**1,172**	8,341
Share of assets		
Share of fixed assets	**1,505**	237
Share of current assets	**1,634**	1,158
Share of liabilities		
Due within one year	**(1,133)**	(659)
Due after one year	**(916)**	(34)
Share of net assets	**1,090**	702

Details of associated undertakings as at 31 December 2006 are as follows:

Name	Place of incorporation/registration	Nature of business
Cubiks Group Limited (25,853,418 ordinary shares of 10.6497 pence each, which represents a 39.99% holding)	England and Wales	Assessment and development company

Details of the wholly owned principal subsidiary undertakings as at 31 December 2006 are as follows:

Name	Place of incorporation/registration	Nature of business
PA Consulting Services Pty Ltd	Australia	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Services Ltd	England and Wales	Consultancy
PA Strategy Partners Ltd	England and Wales	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Pte Ltd	Singapore	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Government Services Inc	USA	Consultancy
PA Employment Services Inc	USA	Internal employment services
Aegate Ltd	England and Wales	Drug authentication service provider
Aditon Ltd	England and Wales	Mobile content delivery platform
ProcServe Holdings Ltd	England and Wales	Holding company
PA Ventures (UK) Ltd	England and Wales	Holding company
PA Consulting Group Holdings SA	Switzerland	Holding company
PA International Ltd	Bermuda	Holding company
PA Venture Investments Ltd	Bermuda	Holding company
PA Overseas Holdings Ltd	England and Wales	Holding company
PA International Holdings BV	Netherlands	Holding company
PA US Holdings Inc	USA	Holding company
PA Consulting Group BV	Netherlands	Holding company
PA Consulting Holdings GmbH	Germany	Holding company
PA International Consulting Group Ltd	England and Wales	Holding company
PA Knowledge Ltd	Cayman Islands	Intellectual property rights
PA Knowledge Ltd	England and Wales	Intellectual property rights
PA Consulting (Cayman Islands) Ltd	Cayman Islands	Investment company
PA Finance Ltd	England and Wales	Investment company
PA Financing Holdings Ltd	England and Wales	Investment company
PA International Financing Ltd	Cayman Islands	Investment company
PA Investments Ltd	England and Wales	Investment holding company
PA Group Treasury Services Ltd	England and Wales	Internal treasury services

PA International Limited has issued a class of shares ('alphabet shares'), that are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

15 Debtors

	Group		Company	
	2006	2005	**2006**	2005
	£000	£000	**£000**	£000
Trade debtors	**41,138**	35,294	**56**	14
Amounts owed by Group undertakings	–	–	**55,726**	29,609
Other debtors	**3,118**	7,205	**1,440**	96
Loans to staff (a)	**41,098**	34,911	**41,098**	34,800
Deferred tax	**22,538**	16,560	**362**	–
Prepayments and accrued income	**5,413**	4,703	–	–
Taxation	**6,911**	696	**21**	–
Accrued income	**25,841**	19,496	–	–
Other amounts held in escrow (b)	**3,373**	3,443	–	–
	149,430	122,308	**98,703**	64,519

Debtors includes the following amounts receivable after more than one year:

	Group		Company	
	2006	2005	**2006**	2005
	£000	£000	**£000**	£000
Loans to staff (a)	**34,924**	25,578	**34,924**	25,578
Deferred tax	**22,538**	16,560	**362**	–
Other amounts held in escrow (b)	**3,373**	3,443	–	–
	60,835	45,581	**35,286**	25,578

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. These loans are non-interest bearing and are due to be repaid in line with the date of payment of deferred bonus relating to the year in which the loans were made, or at the date of leaving the Group, if sooner. Total loans to staff include £8,789,413 (2005: £7,708,490) of loans to directors from the Employee Trust.

(b) Other amounts held on escrow relate to funds for future redemption of preferred ordinary shares issued by PA International Limited (note 18).

Loans to directors are shown below:

	Balance at 1 January 2006 £000	Highest balance in the year £000	Balance at 31 December 2006 £000
JP Moynihan	1,585,501	1,941,271	1,731,959
BE Tindale	587,869	921,049	921,049
A Hooke	1,428,373	1,946,718	1,887,259
M O'Higgins	1,769,713	2,217,683	2,079,700
PW Kelly	857,861	1,050,161	624,420
A Middleton	189,733	285,528	285,528
JA MacAndrew	465,377	581,477	448,582
NJ Hughes	448,198	503,653	406,974
I Murray	375,865	403,942	403,942
	7,708,490	9,851,482	8,789,413

16 Current asset investments

Group

	2006 £000	2005 £000
Other investments	**233,133**	86,053

Investments are stated at cost and represent amounts held as cash or invested in liquid investments readily convertible into cash.

Company

	2006 £000	2005 £000
Other investments	**99,224**	7,323

17 Creditors: amounts falling due within one year

	Group		Company	
	2006 £000	2005 £000	2006 £000	2005 £000
Bank loans and overdrafts	–	2,975	–	–
Payments received on account	**16,626**	13,543	–	–
Trade creditors	**5,076**	2,931	**15**	16
Amounts owed to Group undertakings	–	–	**68,009**	13,664
Corporation tax	**19,793**	12,676	**15,665**	5,589
Social security and other taxes	**18,069**	23,256	–	5,187
Other creditors	**29,603**	38,022	**1,929**	1,765
Capital redemptions payable to alphabet shareholders	**820**	835	–	–
Bonuses	**54,038**	48,122	**6,439**	11,089
	144,025	142,360	**92,057**	37,310

Other creditors includes a cash-settled share-based payment liability of £57,991 (2005: £30,281).

18 Creditors: amounts falling due after more than one year

	Group		Company	
	2006	2005	**2006**	2005
	£000	£000	**£000**	£000
Non-equity shares	**2,115**	2,403	**2,115**	2,403
Bank loans and overdrafts	**–**	82,711	**–**	–
Other creditors	**96**	121	**–**	147
Guaranteed redeemable preference shares	**3,373**	3,443	**–**	–
Bonuses	**53,209**	40,887	**1,829**	4,106
	58,793	129,565	**3,944**	6,656

The long-term bank loan secured on 123 Buckingham Palace Road, London, which was included within bank loans and overdrafts in 2005, was repaid during 2006 (see note 3).

19 Maturation of borrowings

Group

Amounts repayable:

	Non-equity shares £000	Bank loans and overdrafts £000	Total £000
As at 31 December 2006			
Between one and two years	277	–	277
Between two and five years	1,247	–	1,247
After more than five years not by instalments	591	–	591
	2,115	–	2,115

	Non-equity shares £000	Bank loans and overdrafts £000	Total £000
As at 31 December 2005			
In one year or less on demand	–	2,975	2,975
Between one and two years	390	3,262	3,652
Between two and five years	883	11,672	12,555
After more than five years by instalments	–	67,777	67,777
After more than five years not by instalments	1,130	–	1,130
	2,403	85,686	88,089

Company

Amounts repayable:

	Non-equity shares £000
As at 31 December 2006	
Between one and two years	277
Between two and five years	1,247
After more than five years not by instalments	591
	2,115
As at 31 December 2005	
Between one and two years	390
Between two and five years	883
After more than five years not by instalments	1,130
	2,403

20 Provisions for liabilities

Group

	Deferred tax provision £000	Other provision £000	Property provision £000	Total £000
As at 1 January 2006	3,249	1,450	3,051	7,750
Deferred tax provision charged to the profit and loss account	4,189	–	–	4,189
Provisions no longer required released to profit and loss account	–	(358)	(594)	(952)
Other movements	–	8,839	311	9,150
As at 31 December 2006	7,438	9,931	2,768	20,137

Property provision relates to the difference between rents payable and rents receivable on all vacant and sub-let space. Other provision includes a number of provisions mostly in respect of legal actions or claims against PA Holdings Limited or its subsidiary companies. The most significant individual provision is a provision of £9.0MM. In the opinion of the directors, they believe that the provisions made represent sufficient and adequate provision to cover the likely result of any action or claim; they are also of the opinion that further detailed disclosure of the nature or extent of any of these actions or claims would be seriously prejudicial to the Group's defence of these actions and claims.

Other movements in provisions include the following:

	Property provision £000	Other provision £000
Movement on provisions relating to foreign currency	(307)	(12)
Reclassification of property provisions from other provisions	618	(618)
New provisions in the year	–	5,469
Reclassification from other creditors	–	4,000
	311	8,839

These reclassifications more accurately reflect the nature of the provisions.

Company

	Other provision £000
As at 1 January 2006	–
New provision in the year	653
As at 31 December 2006	653

21 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments can be found in the Directors' report under principal risks and uncertainties.

There were no material derivative contracts to disclose at the year end.

Undrawn bank facilities

The Group has £5.0MM of undrawn committed bank-borrowing facilities, which are repayable on demand (2005: £5.0MM). This is an annual rolling facility due for review in July 2007.

22 Deferred tax

Group

Unprovided and provided deferred taxation is as follows:

	2006 £000 provided	**2006 £000 unprovided**	2005 £000 provided	2005 £000 unprovided
Accelerated capital allowances	**449**	**119**	(1,984)	138
Property provisions	**1,490**	**14**	1,674	–
Bonus	**16,052**	**36**	4,365	–
Losses	**1,639**	**19,075**	4,274	13,894
Other	**(4,530)**	**456**	4,982	328
	15,100	**19,700**	13,311	14,360

Deferred taxation movements	
Balance at 1 January 2006	13,311
Transfer from profit and loss account:	
United Kingdom	6,866
Overseas	1,805
Other movements	(6,882)
Balance at 31 December 2006	15,100
Deferred tax liabilities	(7,438)
Deferred tax assets	22,538
Balance at 31 December 2006	15,100

23 Share capital

	2006 Number	2006 £	2005 Number	2005 £
Authorised				
Equity				
Ordinary shares of 10p each	**200,000,000**	**20,000,000**	200,000,000	20,000,000
Golden share of £1	**1**	**1**	1	1
Preference shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	299,999,991	**30,000,000**	299,999,991	30,000,000

	2006 Number	2006 £	2005 Number	2005 £
Allotted, called up and fully paid				
Equity:				
Ordinary shares of 10p each	**34,546,800**	**3,454,681**	34,536,800	3,453,681
Golden share of £1	**1**	**1**	1	1
Preference shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A shares of 10p each	**24,999,997**	**96,816**	24,999,997	96,816
B shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	134,546,791	**11,051,497**	134,536,791	11,050,497

In 2005, £2,403,184 of the A shares, as non-equity shares, was transferred to creditors due after more than one year (note 18).

During the year the Company allotted 10,000 ordinary 10p shares for a total consideration of £33,600. These new allotted shares were fully paid at £3.36 per share. The aggregate nominal value of these shares was £1,000.

The rights of the shares as they pertained at the balance sheet date are set out below. None of these shares had dividend or voting rights at that date other than as stated.

Class of share

A shares	The right to cumulative dividend income of £300,000 per annum for the first five years after 2003 (2004 to 2008) and of £400,000 per annum for the first five years thereafter (2009 to 2013) and a special dividend in the event of a sale or winding up on or before 1 July 2013. The right (as a class) to a fixed dividend on a winding up after 1 July 2013. The right to veto certain corporate actions and consent requirements as before.
B shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
C shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Preference shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Ordinary shares	Full voting rights (subject to the rights of the Golden share). The right to all dividends (after payment of the A share dividend) subject (until 2017) to a profit-related cap on total dividends payable in any financial year. The right to receive the proceeds of any sale or winding up of the Company after payment of amounts due to other classes of share.
Golden share	The right until 8 December 2017, or a sale (if earlier), to consent (or withhold consent) to certain corporate actions, including the issue of shares by the Company (subject to a number of exceptions), and a change to the net asset value basis of valuing ordinary shares for the purposes of the internal market.

The priorities on a sale or winding up (after the repayment of the Golden share at par) are as follows:

Priority	Shareholder	Amount
1	A shares	A special dividend of 2% of the proceeds (up to 1 July 2004) reducing by 0.2% per annum thereafter up to July 2013. After 1 July 2013, a fixed payment of £10,000.
2	B shares	A fixed payment of £10,000.
3	C shares and preference shares	A fixed payment of £10,000 to each class.

The company has the following share option schemes under which options have been granted to non-executive directors. Options have been granted as follows:

Date of grant	Name of scheme	Number of ordinary shares	Dates of exercise	Exercise price
5 October 2000	Non-executive option scheme	10,000	5 October 2004 – 5 October 2010	283p
30 November 2001	Non-executive option scheme	10,000	30 November 2004 – 30 November 2011	336p

During the year ended 31 December 2006, one non-executive director exercised an option over 10,000 shares at an exercise price of 336p.

PA International Limited, a wholly owned subsidiary of the Company, has issued a class of shares ('alphabet shares') that are held directly by certain current and former PA Holdings Limited shareholders in proportion to their shareholding at the time of investment in certain PA ventures. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights. On a qualifying disposal, the shareholders are able to redeem their alphabet shares at a price based on the gain on disposal. The unredeemed alphabet shares at 31 December 2006 are disclosed as capital redemptions payable to alphabet shareholders (note 17) of £820,000 (2005: £835,000). The total number of alphabet shares in issue at the end of 2006 was 680 million (2005: 497 million) with a par value of £57,963 (2005: £49,289).

24 Reserves

Group

	Share premium reserve £000	Other reserves £000	Profit and loss reserve £000
Balance at 1 January 2006	35,892	16,456	119,661
Premium on issue of shares	49	–	–
Profit for the year	–	–	68,539
Actuarial gain recognised on the pension scheme net of deferred tax	–	–	17,114
Realised revaluation surplus on sale of investment property	–	(16,000)	16,000
Net movement in own shares held	–	–	2,437
Movement in share-based payments	–	–	460
Foreign currency translation differences	–	–	(346)
Movement on share of associates' reserves	–	–	(27)
Equity dividends paid	–	–	(1,983)
Balance at 31 December 2006	35,941	456	221,855

Included in the profit and loss reserve are the following reserves:

	Share-based payment reserve £000	Own shares held reserve £000
Balance at 1 January 2006	239	(7,820)
Movement in reserve	409	2,437
Balance at 31 December 2006	648	(5,383)

Shares of ultimate holding company and other fixed asset investments

The own shares held reserve represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Group, that are held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. Under UITF 38 shares held by the trusts are no longer recognised in the Group or Company balance sheet. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2006 the Employment Benefit Trust held 11,415 shares with a market value of £70,773 (2005: 16,058 shares with a market value of £77,078) and the Employee Trust held 1,327,676 shares with a market value of £7,517,201 (2005: 1,843,113 shares with a market value of £8,545,429). The nominal value of shares held in the ultimate holding company was £133,909 (2005: £185,917). Of the total shares held, 295,200 (2005: 295,600) shares have been allocated to satisfy specific employee share option schemes. The total market value of the shares held in trusts of £7,587,974 (2005: £8,622,507) has been decreased for the purpose of UITF 38 by £2,205,000 (2005: £803,000).

Other reserves are made up as follows:

	Revaluation reserve	Capital reserve	Capital redemption reserve	Total
	£000	£000	£000	£000
Balance at 1 January 2006	16,000	41	415	16,456
Net movement in year	(16,000)	–	–	(16,000)
Balance at 31 December 2006	–	41	415	456

The cumulative goodwill written off in respect of acquisitions at 31 December 2006 was £18.2MM (2005: £18.2MM).

Company

	Share premium reserve £000	Other reserves £000	Profit and loss reserve £000
Balance at 1 January 2006	35,892	415	76,263
Premium on issue of shares	49	–	–
Actuarial gain recognised on the pension scheme net of deferred tax	–	–	18,200
Foreign currency translation differences	–	–	(117)
Net movement in own shares held	–	–	2,437
Movement in share-based payments	–	–	460
Profit for the year	–	–	23,353
Equity dividends paid	–	–	(1,983)
Balance at 31 December 2006	35,941	415	118,613

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company profit after tax and before dividends for the year was £23.4MM (2005: £98.3MM). The Group and Company profit and loss accounts include £12.9MM (2005: £13.8MM) of reserves held in the employee benefit trusts which are not attributable to the members of the Company.

Included in the profit and loss reserve is the following:

	Share-based payment reserve £000
Balance at 1 January 2006	239
Movement in reserve	409
Balance at 31 December 2006	648

25 Reconciliation of movements in shareholders' equity

	Group		Company	
	2006	2005	**2006**	2005
	£000	£000	**£000**	£000
Profit attributable to members of the Group/Company	**68,539**	28,705	**23,353**	62,857
Dividends	**(1,983)**	(35,575)	**(1,983)**	–
	66,556	(6,870)	**21,370**	62,857
Actuarial gain recognised on the pension scheme net of deferred tax	**17,114**	15,890	**18,200**	15,890
Net movement in own shares held	**2,437**	(5,413)	**2,437**	(5,413)
Other recognised gains and losses relating to the year	**(373)**	(1,086)	**(117)**	–
FRS 25 – reclassification of A shares to creditors due within one year	**–**	(2,403)	**–**	(2,403)
FRS 20 – movement in share-based payment reserve	**460**	–	**460**	–
New share capital subscribed	**50**	4,102	**50**	4,102
Net addition to shareholders' equity	**86,244**	4,220	**42,400**	75,033
Opening shareholders' equity	**183,060**	178,840	**123,621**	48,588
Closing shareholders' equity	**269,304**	183,060	**166,021**	123,621

26 Share-based payments

The Group has several share-based payment schemes in operation, whereby options over shares in the Company and other share based payments can be granted to employees. The different schemes are described below, but all options and other share based payments are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant.

ESOS

This is a UK-only scheme whereby the best-performing UK employees are awarded share-options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings scheme to accompany the options.

ISO

This is a US-only scheme whereby the best-performing US employees are awarded share options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings scheme to accompany the options.

GSOP

This is a non-UK and non-US only scheme whereby the best-performing employees in the rest of the world are awarded share options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings scheme to accompany the options.

The Group also has in issue two forms of share appreciation right whereby the employee is given the right to receive the increase in the value of PA Holdings Limited ordinary shares as a cash payment. These rights have been assessed as share-based payments that are cash settled.

Performance shadow shares

The Group issues performance shadow shares on an annual basis to employees based on performance score and staff grade. These are share appreciation rights under which the employee is entitled to receive the increase in share value from date of grant to the end of the entitlement period, at the end of this period, so long as they remain in employment within the Group.

Country shadow shares

The Group issues country shadow shares to employees who are unable to hold shares in their employing company under local laws. These are share appreciation rights under which the employee is entitled to receive the increase in share value from date of grant to the end of the entitlement period, at the end of this period, so long as they remain in employment within the Group.

Alphabet shares

The Group also has in issue a number of alphabet shares. These shares are not considered to have a value until they are sold and therefore there is no FRS 20 charge.

Share options

The fair value of options granted was estimated on the grant date using the Black-Scholes option pricing model and are accounted for on an equity-settled basis.

The following assumptions for each grant during 2006, 2005 and 2003 were as follows:

Grant date	Apr 2006	Apr 2006	Apr 2006	Apr 2005	Apr 2005	Apr 2005	Dec 2003	Sep 2003
Scheme	ESOS	ISO	GSOP	ESOS	ISO	GSOP	ISO	ESOS
Share price at grant date	£5.00	£5.00	£5.00	£4.30	£4.30	£4.30	£3.78	£3.78
Exercise price	£5.00	£5.00	£5.00	£4.30	£4.30	£4.30	£3.78	£3.78
Shares under options	894,084	194,617	275,034	811,152	174,731	263,108	69,600	378,800
Vesting period (years)	3-10	3-10	3-10	3-10	3-10	3-10	1-2	3-4
Expected volatility	17.75%	17.75%	17.75%	13.98%	13.98%	13.98%	7.80%	7.80%
Expected life (years)	5.56	5.56	5.56	5.56	5.56	5.56	1.33	3.16
Risk-free rate	4.65%	4.65%	4.65%	4.65%	4.65%	4.65%	4.45%	4.27%
Fair value per option	£1.30	£1.30	£1.30	£1.01	£1.00	£1.00	£0.21	£0.40

A reconciliation of option movements over the year to 31 December 2006 is shown below:

		2006 weighted average exercise price		2005 weighted average exercise price
	Number	**£**	Number	£
Outstanding at 1 January	**2,606,491**	**4.02**	1,539,273	3.78
Granted	**1,363,735**	**5.00**	1,248,991	4.30
Lapsed	**(1,437,366)**	**3.55**	(126,973)	3.90
Exercised	**(191,299)**	**3.78**	(54,800)	3.78
Outstanding at 31 December	**2,341,561**	**4.66**	2,606,491	4.02
Exercisable at 31 December	**62,800**	**3.78**	–	–

Share appreciation rights

The fair value of share appreciation rights granted was estimated on the balance sheet date using the Black-Scholes option pricing model and the rights are accounted for on a cash-settled basis.

The following assumptions for each grant during 2006, 2005, 2004 and 2003 were as follows:

Grant date	Apr 2006	Apr 2006	Apr 2005	Mar 2005	Mar 2004	Mar 2003
Scheme	Performance shadow shares	Country shadow shares	Performance shadow shares	Country shadow shares	Country shadow shares	Country shadow shares
Share price at grant date	£5.00	£5.00	£4.30	£4.30	£3.90	£3.75
Shares under rights	27,005	3,206	28,467	5,237	5,727	8,190
Vesting period (years)	3-10	3	3-10	3	3	3
Expected volatility	17.75%	17.21%	13.98%	16.38%	16.86%	14.77%
Expected life (years)	5.56	3.00	5.56	3.00	3.00	3.00
Risk-free rate	4.41%	4.48%	4.41%	4.72%	4.32%	4.77%
Fair value per option	£1.27	£0.82	£0.97	£0.59	£0.54	£0.11

A reconciliation of option movements over the year to 31 December 2006 is shown below:

		2006 weighted average exercise price		2005 weighted average exercise price
	Number	**£**	Number	£
Outstanding at 1 January	**37,586**	**4.20**	9,273	3.81
Granted	**30,211**	**5.00**	33,704	4.30
Lapsed	**(20,382)**	**4.26**	(5,391)	4.15
Exercised	**–**	**–**	–	–
Outstanding at 31 December	**47,415**	**4.68**	37,586	4.20
Exercisable at 31 December	**–**	**–**	–	–

The carrying amount of the liability relating to cash-settled options at 31 December 2006 is £57,991 (2005: £30,281).

27 Capital commitments

Expenditure contracted for but not provided in the financial statements:

	2006 £000	2005 £000
Capital commitments contracted and approved by the Board	**3,800**	3,900

28 Operating lease commitments

Group

As at 31 December 2006, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings		Other	
	2006 **£000**	2005 £000	**2006** **£000**	2005 £000
Within one year	**924**	1,323	**299**	397
Between two and five years	**5,683**	3,466	**206**	201
Over five years	**5,500**	2,322	**13**	14
	12,107	7,111	**518**	612

Company

The Company had no material operating lease commitments as at 31 December 2006 (2005: £nil).

The Company had no material capital commitments as at 31 December 2006 (2005: £nil).

29 Reconciliation of operating profit to operating cash flows

	2006 £000	2005 £000
Operating profit	**31,049**	26,923
Depreciation	**6,415**	6,228
Amortisation	**2,104**	2,104
(Profit)/loss on disposal of fixed assets	**(17)**	2
Increase in debtors	**(19,277)**	(19,453)
Increase in creditors	**1,736**	2,421
Foreign exchange loss/(gain)	**386**	(632)
Net retirement benefits credit less contributions	**8,971**	(1,803)
Share-based payment charge	**436**	–
Net cash inflow from operating activities	**31,803**	15,790

30 Analysis of cash flows

	2006 £000	2005 £000
Returns on investment and servicing of finance		
Other interest paid	**(6,639)**	(6,366)
Interest received	**6,590**	6,259
	(49)	(107)
Taxation		
Taxation paid	**(9,838)**	(8,449)

31 Analysis of net funds

	At start of period £000	Cash flow £000	At end of period £000
Cash at bank and in hand	79,990	(54,387)	25,603
Debt due after one year	(85,686)	85,686	–
Current asset investments	86,053	147,080	233,133
Net funds	80,357	178,379	258,736

Notice is hereby given that the **Annual General Meeting** of the Company for 2007 will be held at 123 Buckingham Palace Road, London SW1W 9SR on 8 June 2007 at 5pm for the following purposes:

1. To receive and adopt the financial statements for the year ended 31 December 2006 together with the directors' and auditors' reports thereon.

2. To declare a final dividend for the year ended 31 December 2006 on the ordinary shares of the Company of 2.84 pence per share payable to those holders of ordinary shares on the register of members as at 31 January 2007.

3. To re-elect as a director Jon Moynihan, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

4. To re-elect as a director Bruce Tindale, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

5. To re-elect as a director Andrew Hooke, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

6. To elect as a director Ian Murray, who retires in accordance with Article 87 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting and who offers himself for election.

7. To elect as a director Martin Stapleton, who retires in accordance with Article 87 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting and who offers himself for election.

8. To re-appoint Ernst & Young LLP to hold office as auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid in accordance with Section 241 of the Companies Act 1985 and to authorise the directors to determine the remuneration of the auditors.

9. To authorise the directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ('s80'), to:

   (a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ('relevant securities') up to an aggregate nominal value of £1.172 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) at the Company's next Annual General Meeting and

   (ii) make an offer or agreement before the expiry of the authority conferred by this resolution ('this authority') which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

(b) paragraph (a) above shall be without prejudice to the continuing authority of the directors:

(i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

(ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

By order of the board
K Janjuah
Secretary
9 March 2007

Registered Office:
123 Buckingham Palace Road
London SW1W 9SR

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. Any such proxy need not be a member of the Company.

2. A form of proxy is enclosed. The appointment of a proxy will not prevent you from subsequently attending and voting at the meeting in person.

3. To be effective, the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be returned to the Company Secretary, 123 Buckingham Palace Road, London SW1W 9SR so as to be received no later than 5pm on Wednesday 6 June 2007.

The Cover of this brochure is printed on Era Silk 300gsm.
The first 28 pages of text is printed on Era Silk 170gsm,
the remaining 68 pages is printed on Skyewhite 150gsm.

Era Silk is 50% genuine recycled pulp, the balance is elemental chlorine free pulp from managed and certified sustainable forests. Skyewhite is elemental chlorine free and is sourced from certified sustainable forests.

Designed by The Design Studio, PA Consulting Group.
Printed by Mastercolour plc, Tunbridge Wells.

Corporate headquarters

123 Buckingham Palace Road
London SW1W 9SR
United Kingdom
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050
E-mail: info@paconsulting.com

PA Consulting Group

www.paconsulting.com

PA Consulting Group is a leading management, systems and technology consulting firm, operating worldwide in more than 35 countries.

Principal national offices

Argentina
Buenos Aires
Av Leandro N Alem 712, Piso 11
(C1001AAP) Buenos Aires
Tel: +54 11 5776 1200
Fax: +54 11 5776 1201

Australia
Sydney
146 Arthur Street
North Sydney
NSW 2060
Tel: +61 2 9964 2222
Fax: +61 2 9964 2233

Czech Republic
Prague
Panorama Centrum
Skretova 12
120 00 Prague 2
Tel: +420 246 086 666
Fax: +420 246 086 667

Denmark
Copenhagen
Tuborg Boulevard 5
DK-2900 Hellerup
Tel: +45 39 25 50 00
Fax: +45 39 25 51 00

France
Paris
54 avenue Hoche
75008 Paris
Tel: +33 1 56 60 51 45
Fax: +33 1 56 60 56 00

Germany
Frankfurt
Eschersheimer Landstrasse 223
60320 Frankfurt am Main
Tel: +49 69 71 70 20
Fax: +49 69 71 70 22 63

India
Bangalore
2nd Floor, Nitesh Broadway
9/3, M G Road
Bangalore 560 001
Tel: +91 80 2531 8855
Fax: +91 80 2532 1410

Indonesia
Jakarta
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Jl Iskandarsyah Raya No 66C
Jakarta 12160
Tel: +62 21 2750 7500
Fax: +62 21 2750 7501

Ireland
Dublin
Embassy House
2nd Floor
Herbert Park Lane
Ballsbridge, Dublin 4
Tel: +353 1 668 4346
Fax: +353 1 668 1771

Malaysia
Kuala Lumpur
5th Floor
Bangunan Getah Asli (Menara)
148 Jalan Ampang
50450 Kuala Lumpur
Tel: +60 3 2161 2322
Fax: +60 3 2161 8231

Netherlands
Utrecht
Coltbaan 33
3439 NG Nieuwegein
Tel: +31 30 282 96 00
Fax: +31 30 282 96 08

New Zealand
Wellington
PO Box 1659
Lambton Quay
Wellington
Tel: +64 4 499 9053
Fax: +64 4 473 1630

Norway
Oslo
PO Box 50
Lysaker Torg 25
N-1324 Lysaker
Tel: +47 67 58 67 58
Fax: +47 67 59 09 83

People's Republic of China
Beijing
Unit 1410, 14th Floor
Tower B, COFCO Plaza
No 8 Jianguomennei Avenue
Dong Cheng District
Beijing 100005
Tel: +86 10 6526 0710
Fax: +86 10 6526 1917

Hong Kong
20/F, St George's Building
No 2 Ice House Street
Central
Hong Kong
Tel: +852 2913 5700
Fax: +852 2810 1432

Russian Federation
Moscow
Bolshoi Strochenovsky Pereulok 22/25
Stroenie 1
Moscow 115054
Tel: +7 095 775 2401
Fax: +7 095 775 2406

Singapore
Singapore
30 Cecil Street
Prudential Tower, Level 14
Singapore 049712
Tel: +65 6232 2810
Fax: +65 6232 2706

Sweden
Stockholm
Kungsgatan 8, 4tr
SE-111 43 Stockholm
Tel: +46 8 454 19 00
Fax: +46 8 454 19 01

United Kingdom
London
123 Buckingham Palace Road
London SW1W 9SR
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050

Cambridge
Cambridge Technology Centre
Melbourn
Herts SG8 6DP
Tel: +44 1763 261222
Fax: +44 1763 260023

United States
Washington, DC
4601 N Fairfax Drive
Suite 600
Arlington, VA 22203
Tel: +1 571 227 9000
Fax: +1 571 227 9001

Boulder
390 Interlocken Crescent
Suite 410
Broomfield, CO 80021
Tel: +1 720 566 9920
Fax: +1 720 566 9680

Cambridge, MA
One Memorial Drive
Cambridge, MA 02142
Tel: +1 617 225 2700
Fax: +1 617 225 2631

Chicago
230 West Monroe
Suite 1460
Chicago, IL 60606
Tel: +1 312 566 9752
Fax: +1 312 566 9753

Houston
1200 Smith Street
Suite 1600
Houston, TX 77002
Tel: +1 713 353 3976
Fax: +1 713 353 8887

Los Angeles
Two California Plaza
Suite 1600,
350 South Grand Avenue
Los Angeles, CA 90071
Tel: +1 213 689 1515
Fax: +1 213 621 3082

Madison
6410 Enterprise Lane
Suite 300
Madison, WI 53719
Tel: +1 608 443 2700
Fax: +1 608 661 5181

New York
The Chrysler Building
405 Lexington Avenue
34th Floor
New York, NY 10174
Tel: +1 212 973 5900
Fax: +1 212 973 5959

Princeton
600 College Road East
Suite 1120
Princeton, NJ 08540
Tel: +1 609 806 0800
Fax: +1 609 936 8811

END